5/28


03050878

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Krones

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3871 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/29/03

82-3871

12-31-02

KRONES

Key Data at a Glance
Company Executive Bodies

Overview of the Group Key Data

	1998	1999	2000	2001	2002
Sales (in mio. €)	921	908	1,015	1,165	1,305
Employees (as of 31.12.)	7,822	7,616	7,989	8,365	8,494
Orders received (in mio. €)	935	974	1,104	1,190	1,309
Net income (in mio. €)	26	25	38	50	57
Fixed assets (in mio. €)	152	163	182	206	250
Investments (in mio. €)	21	37	62	58	88
Depreciation (in mio. €)	58	26	32	35	38
Cash flow (in mio. €)	90	53	70	85	94
Shareholders' equity (in mio. €)	328	340	338	381	409
Balance-sheet total (in mio. €)	586	630	643	726	806

Development of sales (in mio. €)


921
908
1,015
1,165
1,305
1998
1999
2000
2001
2002

Development of net income (in mio. €)


26
25
38
50
57
1998
1999
2000
2001
2002

The Company's Executive Bodies

Supervisory Board

Dr. Lorenz M. Raith
Chairman

Paul Jogsch*
Deputy Chairman
Chairman of Central Works Council

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Lawyer

Herbert Gerstner*
Works Council Member

Dr. Klaus Heimann*
Director of the Professional Training Department on the Board of IG Metall

Dipl.-Ing. Dieter Jensen
(until 16.3.2002)

Prof. Dr. Ing. Erich Kohnhäuser
President of the College of Higher Eduction in Regensburg
(since 19.6.2002)

Norman Kronseder
Chief Executive
of Saatzucht Steinach GmbH

H. H. Prince Alfred Ernst
of Löwenstein-Wertheim-Freudenberg
(until 19.6.2002)

Johannes Maschke
Managing Director of Kronseder Beteiligungsgesellschaft mbH
(since 26.3.2002)

Walter Meyer*
1st Head of the Branch
IG-Metall Administration, Regensburg

Anton Schindlbeck*
Head of Sales for Central European Region
(since 19.6.2002)

Josef Strobl*
Plant Manager
(until 19.6.2002)

Günter Walter*
Deputy Chairman
of Central Works Council

* *Elected by staff*

Executive Board

Volker Kronseder
Chairman

Hans-Jürgen Thaus
Deputy Chairman

Rainulf Diepold

Werner Frischholz
Deputy Member
of the Executive Board
(since 1.1.2003)

Christoph Klenk
Deputy Member
of the Executive Board
(since 1.1.2003)

Alois Müller
(until 31.12.2002)



For the year 2002, KRONES reported pleasing figures in the midst of an unamicable economic situation. The achievement of new record results for the third year in a row are the proof of the Group's sustained development: a 12.0% growth in sales reaching 1,305 million euro, a 13.9% rise in profit pushing it to 57.3 million euro, full order books and the continued great demand for beverage bottling plants and packaging machines. With our acknowledged high machine quality, our technological lead and reliable service, we have succeeded in further reinforcing our position as global market leader.

KRONES AG and GROUP Annual Report 2002



5 Our company targets
7 To our shareholders
10 The year 2002
13 Growth requires innovation
73 Report by the Supervisory Board

17 About the KRONES share

Status report of KRONES AG and the GROUP

25 Company situation and business development
47 Outlook



Reports from the product divisions, sales and production departments

51 Reports from the product divisions
61 At the bridge to the market and the customer
67 Production and technology

KRONES AG and Group end-of-year accounts

KRONES GROUP
78 Balance sheet
80 Profit-and-loss account
81 Capital flow statement
82 Analysis of fixed assets

KRONES AG
84 Balance sheet
86 Profit-and-loss account
87 Capital flow statement
88 Analysis of fixed assets

90 Notes for KRONES AG and the GROUP
104 Segment reporting
109 Supervisory Board and Executive Board
110 Auditor's report

Further information

112 KRONES worldwide
114 Glossary
118 Group statistics at a glance



Our company targets

KRONES is engaged in the sector of packaging machine technology. We are the global number one in this market and will apply all our efforts to maintain and extend this position.

We have presented ourself with the task of always providing our customers with high-quality products comprising the latest technology. It is our goal to be the technical leader by international standards in each of our product divisions.

We generate our company's success by actively including all of our employees. In doing so, we systematically master costs and procedures in all areas, thus securing the necessary growth and, in turn, the company profit. In the long term, we are a reliable partner for all of our customers.

To implement this successfully, we require our employees to be prepared to experience continual change and to have the courage to try something new now and again.



To our shareholders

Even in times of economic difficulty, we can once again deliver figures which are pleasing. As the global market leader for beverage bottling plants and packaging machines, we have been able to achieve a record turnover and profit result for the third year in a row. By continuing our successful company orientation, we can foresee a positive development for the year 2003, even in a negative environment.



»We have shown that, within the framework of clear strategic direction, great things can be achieved even in difficult times if courage and commitment, diligence and goal orientation are displayed.«

Volker Kronseder
Executive Chairman

Dear shareholders and business associates,

Global politics and the economic climate had the year 2002 completely under their control. The political and economic repercussions of 11th September still prevailed one year later, the threat of war against Iraq aggravated the situation even further and resulted in both bad reports from the business community and share prices plummeting once again on the global stock exchanges. In Germany, the economic recession, crippling economic activity, rising unemployment figures and unsolved welfare system problems were accompanied by poor economic development. The discussion regarding the »packaging regulations« which remained unclear for a long time lead to additional uncertainty and a reluctance to invest on the part of many domestic customers.

We at KRONES tried to regard this all-embracing crisis as an opportunity. With energy and optimism, we stood in defiance against this negative omen. For pessimism would prove damaging – both for the soul and for our success. The drinktec-interbrau global exhibition, which took place in the autumn of 2001 in Munich, continued to have a positive impact on our company's business climate in 2002. With our acknowledged high-quality machinery, our technological advantage and our reliable service, we succeeded in reinforcing our position as the global leader in the beverage industry.

In view of this, the Group's balance sheet for the year 2002 has turned out quite well. This is not only due to a renewed 12% growth in sales, pushing them to a new record level of 1.305 billion €, or to another exponential increase in profits of 13.9% which means they now total 57.3 million €. We also made a great deal of progress in our journey towards our most important goals, above all in the consistent further implementation of our impetus programme which sees us concentrating our efforts on improving our processes and increasing our productivity. We have continued resolutely with the reorientation of our subsidiaries, improved once again on the quality of our machines and plants in the premium-quality segment and can refer to innovations from all product divisions.

This success is the result of a team performance from all of the employees in the KRONES Group who have once again completed excellent work, shown great dedication and proved their extraordinary expertise. The only touch of melancholy felt in our success story – and this especially from the viewpoint of our shareholders – is the unsatisfactory development of the KRONES share. After having soared close to the 70 € mark, the stocks had lost 22% of their value by 31.12.2002 during the stock market's general downward trend – and this without any fundamental change to their data.

Our business figures led an economic magazine to regard us as being »in another world«. Even if the figures of the last years may have given such an impression, orders do not just literally fall into our laps! We regard each customer as a new challenge and each project is accompanied by hard negotiations. We have learned that successes of the past provide no guarantee for the future, but rather that success must be fought for and structured anew year after year.

And this applies more than ever to the year 2003 and subsequent years. The market is becoming more and more difficult, our customers are displaying a more reserved behaviour when it comes to investment and our competitors have established themselves well. We must adapt ourselves to this situation. It is important to access new areas of growth. Viewed geographically, we must intensify our search for opportunities outside of Europe and then seize them. We would like our North American and Asian customers to accept us in the same way as is already the case in the European market. In addition, more and more new areas of growth are opening up to us outside of the beverage industry, in the non-beverage sector.

In view of these challenges and opportunities, we still continue to hold on to our long-term growth and yield targets – especially since our global position and our status as a complete system supplier have clearly improved in the last few years. We have adopted a cost reduction programme which should to keep KRONES fit and strong for the demands faced in the future. In view of our extremely positive figures, this may appear at first to make little sense, it is, however, logical and consistent. We must remain slender to move swiftly and flexibly in a market of ever increasing difficulty.

And we will succeed in doing so – with your help. For this success, we would like to thank our customers, business partners and shareholders who loyally accompany KRONES on the path it choses to follow. We would like to continue to earn your trust in the future through hard work.

Yours,



Volker Kronseder
Executive Chairman






KRONES



February
KRONES implemented its principle of supplying »everything from a single source« in its dealings with Hipp, the baby food manufacturer. SYSKRON, KRONES' newly founded IT subsidiary, attended to the complete project management for the new line for mixing and filling fruit and vegetable juices – including planning, coordination of the machine deliveries, automation and commissioning.

April
KRONES entered into a cooperation with the Austrian KOSME Group to occupy the fast-growing starting market for packaging machines belonging to the »low output range«. In collaboration with KOSME and KEBER (based in Roverbella, Italy), the company can offer attractive lines for the beverage and packaging industries with a good price/performance ratio in the so-called »just-enough« segment.

April
At the Interpack international packaging exhibition in Düsseldorf, KRONES met with much approval as a complete line and system supplier for the pharmaceutical, chemical and cosmetic industries, as well as for the food and non-food sector. The visitors showed great interest in the KRONES PET blow-moulding technology and software solutions.

June
In the Supervisory Board meeting on 19th June 2002, Werner Frischholz and Christoph Klenk are appointed new deputy members of the KRONES AG Executive Board. As of 1st January 2003, Mr. Frischholz takes on the field of »Operations« which comprises the purchasing, production and service divisions. Mr. Klenk is responsible for the field of »Research & Development and Product Divisions« which includes the entire research and development division, the engineering sector and all of the product divisions.









July

STEINECKER, the brewery equipment supplier and a subsidiary of KRONES AG is awarded two major contracts with a total value of around 47 mio. €. One of the most major contracts in the STEINECKER company history amounting to 30 mio. € entails the construction of a brewery for a Mexican brewery group. A total of around 17 mio. € in contracts is connected with the expansion of a brewery in Thailand.

September

The plastics technology division's growing need for space was the deciding factor in the construction of the KRONES new plastics centre which got underway in 2002. The building complex situated on a newly acquired stretch of land will be ready for occupation in May 2003 and will hold the entire plastics technology division. In the factories, the *Contiform* stretch-blow moulding machines will be assembled and tested prior to their installation on the customers' premises.

October

STEINECKER is awarded the European Environmental Prize 2002 in Budapest for its *Merlin*® wort boiling system which is gentle on ressources and provides a radical improvement in the product quality, economical and ecological factors during the most energy-intensive phase of beer preparation.

December

To consolidate the originally very scattered site of the KRONES headquarters in Neutraubling, we have been acquiring neighbouring land by degrees over the last years and have either converted the buildings situated on it or constructed a new building to create additional space for our Group's various departments and divisions. With the exception of some small gaps, our company can now be viewed as a single unit.



Growth requires innovation

We have submitted a record result for the third year in a row. Our turnover has risen by 44 % since 1999 and the end-of year surplus after tax has also increased exponentially in this period by 133 %. KRONES' successful growth is attributed to our pioneering position as an innovator in the market and also to our new direction within the company itself.



»In the future, we want to continue to react to market changes quicker and better than our competitors while inspiring our customers with our innovative ideas and convincing them of KRONES capabilities.«

Hans-Jürgen Thaus
Deputy Executive Chairman

Technology provider for the beverage industry

A company's success can be structured. With our strategic direction, we have set down the corresponding guidelines and targets. Thus, we can systematically orientate ourselves toward markets with high growth rates and toward our customers' continually increasing demands. We have recognised our customers' needs at an early stage and used them to develop products and services to suit the market. They not only comprise innovative machine concepts which are mechanically perfect, but also the intelligent, electronic connection of single machines to form an optimised complete system. The innovative information technologies allow a substantial improvement in the efficiency and performance of complete bottling lines.

KRONES implements the harmonious combination of machine technology, systems know-how, process and information technology and uses it to progress to become a systems partner and problem solver for our customers. Our aim is to offer optimised hardware, engineering and intelligent concepts »from a single source«. As an information specialist, project manager and service supplier, KRONES takes on the role of a technology provider for the beverage industry.

Development of sales and net income of the KRONES group in million €


1995
7
807
1996
14
834
1997
18
868
1998
26
921
1999
25
908
2000
38
1,015
2001
50
1,165
2002
57
1,305
Net income in million € after tax
KRONES Group sales in million €

Intelligent information technologies

The application of improved software and the intelligent use of knowledge both significantly increase the value of the machines and lines in use. This sensible use of IT components at the customer's plant serves as a means for planning and production, as well as an aid when deciding upon new investments, choosing whether or not to optimise existing production and in strategic company decisions.

Virtual line planning and process simulation offer an opportunity to reach a fully-automatic production level which has so far been unheard of. With the help of these superior tools, we support our customers in employing their investment in a considerably better and more economical way, thus increasing their return on investment.

Change management in programme form

After the generation change-over in the company leadership, a new course was set for the future. KRONES re-established itself. The turning point was achieved with the new strategic direction. The new corporate design provided a visible image of this change. The many-faceted measures for the restructuring of the Group, established in the impetus programme, quickly led the way to success. Sales exceeded the billion euro mark for the first time ever in the year 2000 for the Group as a whole, for KRONES AG this happened in 2002, and profits showed an exponential increase.

We have now already reached our goal to grow faster than the beverage industry's global market while simultaneously generating an more exponential income. And we are aware that we will only continue to be one of the winners among our continually increasing competition if we can generate a lasting profitable growth of five to ten percent per year.

Innovation in all areas

Innovation takes place everywhere at KRONES: in our machines and services as well as in the company itself.

For us, innovation means a lot more than »just« providing new products and services. KRONES has also structured its business procedures within the company using new methods and mobilised potential for rationalisation to allow improved competitiveness. This economic success would not have been possible were it not for the massive changes which took place within the framework of the KRONES internal impetus programme started in 1999.

A substantial increase in know-how, technological advancements and globalisation forced us to redefine our goals – knowing well that the decisive factor for KRONES' success is the individual. We reached our targets thanks to new ideas, new technologies, optimised processes and productivity increases, as well as the systematic tightening of the product range and site optimisation combined with the dissolution of redundancies. For future profitable growth needs innovation and this applies both to the customer and to ourselves.



About the KRONES share

The KRONES share was unable to escape the general stock market trend. After really taking off in year 2001 and increasing 63 % in value, the KRONES preference shares traded on the MDAX lost 22 % of their value during the course of 2002. Yet this was without there being any change to the fundamental data. The shares are just as sound as before.



»Analysts and our shareholders have a great need for current information about the strategic direction taken by our company and its trade development. We want to continually communicate this to all participants in the capital market so that the value potential of our share can be made transparent.«

Hermann Graf Castell
Head of Corporate Communications

The 2002 trading year

The downward slide experienced by the share markets still continued undeterred in 2002. Economic concerns, bad company reports and the threat of a conflict in Iraq knocked down the share prices worldwide. After the century's boom which lasted between 1996 and 2000, the acute stock market low still continued relentlessly for the third year. The US leading index, the Dow Jones, forfeited 16.7 % of its value, the Euro-stoxx 50 index of the most important shares in Europe lost 36.1 % of its value and the Japanese Nikkei-Index dropped 18.4 % to its lowest level is almost 20 years.

Despite its losses, the KRONES share was distinctly better at asserting itself than the MDAX as a whole. In the difficult year which was 2002, it emerged as a winner.

The German share index, the DAX, is in the middle of an especially steep downward trend. In 2002, the shares of the 30 largest German public limited companies sank to their lowest value for 6 years. Even though the index welcomed in the new year at 5160 points and then peaked in March at 5467 points, the DAX reached its lowest point in October at 2519 points, ending the year at a meagre 2892 points. This amounts to a loss of 44 % in the year 2002. Thus, when compared to its all-time-high when it reached 8136 points back on 7th March 2002, the DAX had lost almost 65 % of its value by the end of 2002 – and this drop in value has continued in the year 2003. The German NEMAX-50, which has since been dissolved, suffered great losses (–75.6 %) once again while the American Nasdaq dropped by 31.5 %. When compared to the German share index, the MDAX got off lightly. The 70 most important shares on the DAX closed the 2002 trading year with a loss of 31 %.

KRONES year-end share prices



1998
23.00€
27.10€
1999
23.00€
27.00€
2000
28.50€
32.00€
2001
46.50€
55.10€
2002
39.87€
43.50€
KRONES ordinary shares
KRONES preference shares

Primary data of the KRONES share

Ordinary shares		Preference shares	
Security identification number	WKN 633500	Security identification number	WKN 633503
Individual share certificates*	6,955,729	Individual share certificates*	3,575,295
Abbreviation	KRN	Abbreviation	KRN3

* Total number: 10,531,024

Key data per share

		2002	2001	2000
Number of shares	(million)	10.53	10.53	10.53
of which preference	(million)	3.57	3.57	3.57
of which ordinary	(million)	6.96	6.96	6.96
Sales per share	€	123.91	110.66	96.35
Net income per share	€	5.44	4.78	3.61
Cash flow per share	€	8.97	8.09	6.67
Equity capital per share	€	38.82	36.18	32.14
Highest price (preference share)	€	67.49	55.10	36.00
Lowest price (preference share)	€	41.53	26.00	24.00
Highest price (ordinary share)	€	59.00	46.50	35.40
Lowest price (ordinary share)	€	37.50	31.01	27.85
End-of-year price (preference share)	€	43.50	55.10	28.50
End-of-year price (ordinary share)	€	39.87	46.50	32.00
Dividend per preference share	€	1.10*	1.00	0.77
Dividend per ordinary share	€	1.00*	0.90	0.66

* acc. to proposed appropriation of profits

KRONES share: Ups and Downs

The KRONES share can look back on a turbulent trading year full of highs and lows. The preference shares quoted on the MDAX had a good start to the year reaching 55.70 € on 2nd January – and the upward trend continued. On 25th April, the KRONES share reached its highest level for the year reaching 67.49 € during the course of trading. However, its prices then continued to fall. Our interim report containing new record sales and surplus figures had no effect on this. In July, the KRONES share fell below the 50 € mark, only to recover and reach 58 € a few weeks later. The KRONES preference shares were quoted at this value on 20th November. But, triggered by the sale of liquid assets by institutional investors, the price slumped once again to 41.53 € at the end of December, before climbing to 43.50 € on the year's last day of trading.

»The KRONES share was not spared the general fall in prices. There is no change in our estimation that share belonging to the global leader in beverage bottling lines is obviously fundamentally undervalued.«
26.9.2002 issue of Börse Online

Yet, despite its losses, the KRONES preference share has still managed to perform considerably better when compared to the development of the MDAX as a whole. However, it in no way reflects the unchanged, excellent fundamental data of KRONES AG and the positive trading prospects of the Group.

»KRONES is already highly valued by its customers and analysts alike – only on the stock market is it still waiting for success to come its way.« 26.9.2002 issue of Börse Online

The KRONES share is still held in high esteem by analysts and investors alike. Analysts recommend purchasing the paper. They regard the KRONES share as being decidedly undervalued. Poignantly, the stock market newspaper remarked in its 26th September 2002 issue, »KRONES is already highly valued by its customers and analysts alike – only on the stock market is it still waiting for success to come its way.« The financial magazine »Börse Online« remarked on the same day, »The KRONES share was not spared the general fall in prices. The assessment that the share belonging to the global leader in beverage bottling lines is obviously fundamentally undervalued still remains the same.« And on 14th November 2002, the same magazine complained, »Even though KRONES has no problem in mastering the current lull in economic activity and although the signs point to growth, the share price is trailing behind the strategic development.«

KRONES share progression


59.00 €
37.50 €
130 %
120 %
110 %
100 %
90 %
80 %
70 %
60 %
Jan.
Febr.
March
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
MDAX
KRONES ordinary share


67.49 €
41.53 €
130 %
120 %
110 %
100 %
90 %
80 %
70 %
60 %
Jan.
Febr.
March
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
MDAX
KRONES preference share

KRONES passes the security test

When, in its issue dated 2nd August 2002, the German Financial Times asked »Which company will succeed in surviving the stock market turmoil without suffering major damage?«, KRONES occupied eighth place of all of the companies quoted on the DAX 100. For its »security test«, the newspaper assessed the companies based on four criteria, these being the dynamic ratio between price and profit, the price and booking ratio, volatility and management quality.

Current studies on the KRONES share have been carried out, among others, by the research departments of the following banks: CLS Credit Lyonnais Securities (25th October 2002), HSBC Trinkaus & Burkhardt (28th October 2002), HVB Equity Research (28th October 2002), Commerzbank (30th October 2002), UBS Warburg (8th November 2002), ABN-Amro UK (21st February 2003) and Dresdner Kleinwort Wasserstein (12th March 2003) .

Corporate governance for transparent company leadership

Openness and transparency toward our investors and the capital market mark our company leadership whose aim it is to increase the value of the company.

At KRONES, corporate governance is a constituent part of the company leadership. It is aimed at continually increasing the company value. The management of KRONES considers the principles and rules of corporate governance in all of its business activities. In collaboration with the Supervisory Board, the KRONES Executive Board develops the Group's strategic direction and takes responsibility for its implementation. Our aim is a systematic and sustained increase in our company's value In doing so, we protect the interests of our shareholders so that their investments in KRONES are worthwhile. Through regular reports which provide open and transparent information about the current and future development of the KRONES Group, about the strategy adopted by our company as well as any possible risks which may be involved in our present and planned trading activities, we encourage our shareholders' trust and acceptance on the capital market. With our wide range of communication, we are intent on continually providing current information about KRONES to our shareholders, potential investors, customers and the public.

As stated in § 161 *Aktiengesetz*, the KRONES AG Executive and Supervisory Boards declare »that the recommendations on conduct put forward by the ›Governing commission for the German corporate governance code‹ employed by the German federal government for the management and supervision of companies quoted on the German stock markets have been and will be complied with as indicated in the German corporate governance code published on the KRONES AG website.

Shareholder structure secures company inventory

KRONES AG issued a total of 10,531,024 individual share certificates: 6,955,729 ordinary and 3,575,295 preference shares. The preference shares are being traded on the MDAX and the ordinary shares on the Prime Standard stock exchange. Ordinary shares make up 66.05 % of all shares and, of these, 86.25 % are in the ownership of the Kronseder family. All of the preference shares are in free float.

We are aware that this constellation is not beneficial for the participation of strategic and institutional investors. However, we will also retain this distribution of shares in the future. Otherwise, due to the low share prices suffered over a long period of time, KRONES AG would have long been a potential candidate for take-over.

Dividends rise for the fifth time in a row

Our investors should profit once again from our good financial position and the dynamic development of KRONES results, as well as the rise in the DVFA profit of 5.44 € per share. At the KRONES Annual General Meeting on 25th June 2003, we will once again – and thus for the fifth time in a row – propose a rise in the dividend issue. This should amount to 1.10 € per preference share (previous year: 1.00 €) and 1.00 € per ordinary share (previous year: 0.90 €).

Dividends per preference share in €

Year	Dividend
1998	0.51 €
1999	0.61 €
2000	0.77 €
2001	1.00 €
2002*	1.10 €

* acc. to proposed appropriation of profits

Dividends per ordinary share in €

1998	0.41 €
1999	0.51 €
2000	0.66 €
2001	0.90 €
2002*	1.00 €

* acc. to proposed appropriation of profits

Investor relations promote open information policy

For us, investor relations is an important instrument to increase the trust shown by the shareholders by providing an open information policy and thus gaining new circles of investors. We also enter into continuous dialogue with investors and financial analysts. The regular research reports drawn up by analysts belonging to German and international investment companies provide documentation of the major interest shown in our company by institutional investors. With appearances at roadshows, analyst meetings and press conferences, together with our regularly published quarterly and yearly reports, we provide a detailed overview of our economic situation and the company strategy of the KRONES Group.

All of these measures are in pursuit of our aim to always quickly inform investors, analysts and the economic press of any developments which are taking place at KRONES, and in doing so, promote our acceptance on the capital market and – in keeping with our duty to always act in a value and market-oriented manner in the interests of our shareholders – to continue to increase the value of the company.

Earnings per share

Year	Earnings per share
1998	2.30 €
1999	2.16 €
2000	3.61 €
2001	4.78 €
2002	5.44 €

Earnings per share improved by 14 %, reaching 5.44 € (previous year 4.78 €).

Detailed information about the Group and its products, as well as current data regarding the KRONES share, can be found under www.krones.com, the homepage of KRONES and its subsidiaries. You can view the current prices quoted for the preference and ordinary shares, pursue the development of the shares in the analysis chart as well as have a look at the press releases and ad hoc memos. Our company and quarterly reports can be called up and downloaded.

KRONES AG
Corporate Communications
Hermann Graf Castell
Böhmerwaldstraße 5
93068 Neutraubling
Telephone: + 49 (0) 94 01/70-32 58
Fax: + 49 (0) 94 01/70-34 96
Internet: www.krones.com
E-mail: investor-relations@krones.de



Company situation and business development

KRONES proved itself to be as strong as a rock in the midst of the strained worldwide economic situation. It was by making use of the opportunities offered to us in new areas of business, among other things, that we succeeded in achieving further growth. A 12.0% increase in sales, an increase in profits which even reached 13.9%, a high number of orders received and a solid financial structure have continued to strengthen our company.



»KRONES' development shows that we have, on the one hand, established the Group strategically and »correctly« in an operative sense and that we have also learned to master the company risks which we are exposed to in our global business activities.«

Hans-Jürgen Thaus
Deputy Executive Chairman

Weakness in global economic activity

The global economic situation clearly lost momentum in 2002, and this particularly at the end of the year. The critical developments in the Iraq conflict had an especially restraining effect. The levelling off of economic activity was visible in global trading which, in the end, was only expanding moderately. The increase in the effective gross domestic product slowed down noticeably in the industrial nations. According to calculations made by the institute for global economics, the gross domestic product increased by 2.8% worldwide. The industrial nations, however, only report a growth of 1.5%. Certainly, the rates of growth shown by the individual countries differ greatly. The United States increased their gross domestic product by 2.4%, the Western European nations improved by an average of 1.0% while Japan (+0.3%) and Germany (+0.2%) achieved hardly any growth at all.

»If you take a look at the trading figures of the beverage and packaging machine manufacturer KRONES, you must think that the company is in another world.« From the 12th December 2002 issue of the financial magazine »Wirtschaftswoche«.

Outside of the industrial nations, economic activity remained comparably robust in the year of the report. The entire economic production showed a strong increase (+4.2%) especially in the Asian nations (not including China and Japan). China stood out from the rest with 8.2% growth. In Central and Eastern Europe (+2.8%) the increase in production scarcely slackened and in Russia it amounted to 4.1%. In contrast, recessive tendencies remained dominant in Latin America (–1.0%).

In the year 2002, the German economy only grew by 0.2% – the slowest it has grown since the recession of 1993. One year previously, the gross domestic product (GDP) had been 0.6%. In the year of the report, the public deficit lay at 3.7% of the GDP, meaning it had clearly fallen short of the European deficit limit of 3%. Personal expenditure declined and businesses displayed a strong reluctance to invest. In its capital expenditure on equipment, the Federal Statistical Office registered a deficit of 8.4%. Exports only increased by 2.9%, having been 5.0% in the year 2001. Imports which had increased by 1.0% in 2001, now declined by 1.3%.

Consumption of industrially bottled beverages per head (in litres)


1950 25 255 66 346
1960 35 260 110 405
1970 65 258 180 503
1980 120 257 200 577
1990 230 270 180 680
2000 250 272 160 682
2002 260 276 150 686
Non-alcoholic beverages
Hot drinks
Alcoholic beverages

Packaging machines increasingly in demand

The global demand for packaging machines represents around 20 billion € per year. The packaging system demand can be split up into markets as follows: 28 % to the North American region (USA, Canada, Mexico), 26 % to the Japan/China region and 23 % to Western Europe. 12 % of the market volume is apportionable to the states of Eastern Europe, Latin America, Africa and the Middle East, 11 % to the countries in the Asian and Pacific Region excluding Japan and China.

Total market of the packaging machine industry, per sector


Food
7.9 bn €
41 %
Beverages
4.3 bn €
22 %
Pharmaceutical, chemical, cosmetic
3.7 bn €
19 %
Others
3.4 bn €
18 %

The annual rate of increase in the demand for packaging machines is 3 %, however this differs greatly depending on the region. While the states of North America and Western Europe can only register a low amount of growth of 2.2 to 2.7 %, the greatest thrust of economic growth is expected in the Asian area, headed by China whose demand will show an annual increase of 4.6 % until the year 2005 and then an average increase of 8.8 % until the year 2010. In the Asian nations, growth rates of 4.5 % are expected until the year 2005. Forecasters predict that the sales volume in Germany will, on the other hand, more than likely stagnate at 1.3 % until the year 2005.

Beverage packaging machines, KRONES' core business

Despite making up the core business of KRONES, the beverage sector only accounts for 22 % when measured against the entire volume of packaging machines. The majority is apportionable to food items with 41 %, with 19 % of packaging machines being used for processing pharmaceutical items, cosmetics and chemicals.

Beverages are currently the subject of a change in customer habits. Viewed globally, beer sales have only risen by approximately 3 %, yet they are showing exponential growth in the emerging markets such as China and the CIS states. The greatest consumers can be found in Europe (34 %), North America (26 %) and the Middle Eastern States and Africa which together make up 26 % of global consumption.

There is no change as regards non-alcoholic beverages which remain extremely popular. Approximately 2.1 billion hectolitres of fruit juice will be drunk each year until the year 2005 (in the year 2000 it was 1.7 billion hectolitres) and of this approximately half (45 %) will be drunk in North America, followed by Europe with 22 % and South America with 13%. Bottled water registers the greatest growth rates: although the figure lay at 1.02 billion hectolitres in the year 2002, the prognosis expects this to increase to an excess of 1.6 billion hectolitres for the year 2005. The biggest buyers are North America (37 %), Europe (35 %) and the Asian/Pacific region (19 %). Carbonated non-alcoholic beverages are also advancing at an unstoppable rate. Soft drinks also report strong growth rates: Compared to 478 million hectolitres in the year 2000, it has been forecast that 508 million hectolitres of soft drinks will be consumed in the year 2005.

New highs for sales, orders received and profits

The 2002 trading year ended with us having made new record achievements as regards sales, the number of orders received and income. Even though the economic environment is still difficult, the demand for the machines, systems and services offered by the KRONES Group is still on the increase.

Sales increase by 12 %

We are remaining steadfast on our path to growth. The KRONES Group sales have increased by 12.0 % compared to the previous year, reaching the new record level of 1,305 mio. €.

The sales of the KRONES Group increased in the year of the report by 12.0 % reaching 1,305 million €, thus topping the value from the previous year by 140 million € (1,165 million €). 23 % of our sales were generated in Germany (previous year: 25 %). The ratio of exports to total sales amounted to 77 % (previous year: 75 %). 33 % of sales were placed within the other European countries (previous year: 36 %) and those placed by our customers abroad amounted to 44 % (previous year: 39 %). In addition to our core markets of Germany and Europe, North and Central America, the Middle East and the CIS states were our most important buyers. KRONES AG sales rose to 1,082 million €, which accounted for a 19.9 % improvement when compared to the previous year (902 million €).

Group return on sales and equity capital after taxes


1998
2.9%
8.1%
1999
2.7%
7.2%
2000
3.8%
11.3%
2001
4.3%
13.2%
2002
4.4%
14.0%
Return on sales after tax, in %
Return on equity capital after tax, in %

PET as a guarantee for growth

When viewed as individual sectors, we are now achieving the greatest percentage of our sales volume, namely 51 %, with packaging machines and lines used to process soft drinks, waters and fruit juices. 30 % is apportionable to machines and lines for the production of beer and alcoholic beverages. The remaining 19 % is apportionable to machines and lines for the non-beverage sector.

This distribution of the sales volume achieved by our machines and lines has witnessed a strong change in the last four years. Even though machines and lines for handling beer, wine and spirits still accounted for 52 % of sales in 1999, its percentage declined to 42 % in the year 2000, 39 % in 2001 and now to just 30 %. The greatest mainstay of sales with 51 % – machines and lines for soft drinks, water and fruit juices – only amounted to 39 % in 1999. The non-beverage sector has almost doubled in value since then, from 9 % to 19 % today.

The sales distribution to the individual packaging types has undergone an even bigger change within the last four years. Machines and lines sold for packaging using PET containers constituted 68 % of the total number of sales in the year of the report. In 1999, it was just 45 %. In contrast, bottling using glass containers has almost halved since then, from 40 % to 22 % – this based on our sales figures. In the can filling sector, the percentage of our sales fell from 15 % (1999) to 10 % in the year of the report.

The KRONES Group

The Group report includes all of the significant affiliated companies. In the company report, we firstly list the figures for the entire Group and then state the respective values for KRONES AG separately.

KRONES Group structure	Product divisions	Branches
KRONES AG	Labelling technology Inspection technology Filling technology Cleaning technology Plastics technology	Beverage*/non-beverage**
KETTNER GmbH	Packing and palletising technology	Beverage/non-beverage
STEINECKER GmbH	Brewhouse and filtration technology	Beverage
SANDER HANSEN A/S	Product treatment technology	Beverage/non-beverage
SYSKRON GmbH	Information technology	Beverage/non-beverage
KIC KRONES GmbH	Labelling adhesives	Beverage/non-beverage

* (Beer, CSD, wine, sparkling wine, spirits), ** (Food, chemical, pharmaceutical, cosmetic)

The KRONES Group essentially comprises KRONES AG (complete solutions for filling, labelling and PET bottle manufacture) and the following subsidiaries: SANDER HANSEN (pasteurisation systems), STEINECKER GmbH (brewing and filter technology), SYSKRON GmbH (IT solutions for production and logistics), KIC KRONES (high-tech adhesives for labels and carton packaging) and KETTNER GmbH (packing and palletising systems).

The business activities of the KRONES Group are divided into the segments »machines and lines for beverage production«, »machines and lines for product filling and decoration« and »machines and lines for packing and palletising«. The »beverage production« segment comprises brewery technology (STEINECKER), pasteurisation technology (SANDER HANSEN) and the newly founded IT subsidiary SYSKRON. The »product filling and decoration« segment which comprises conveyor and line technology, plastics technology, filling technology, cleaning technology, labelling and decoration technology and inspection/monitoring technology makes up an extensive proportion of the KRONES AG business segments. The third »packing and palletising« segment comprises the KETTNER business activities in packing and palletising technology.

The main pillars of sales

Split into regions, the KRONES Group gained the majority of its total sales in Europe with 56%. Of this, 23% was apportionable to Germany and 33% to the European countries including Russia and the CIS states. The remaining 44% of our sales were generated outside of Europe. The countries which purchased the most were the states of North and Central America, the Middle Eastern nations and also increasingly China.

Geographical breakdown of sales


Germany 25%
Other continents 39%
Europe 36%
2001
Germany 23%
Other continents 44%
Europe 33%
2002

The greatest mainstay of sales with 1,022 million € (previous year: 927 million €) was once again the »machines and lines for product filling and decoration« sector. This sector contributed 78% (previous year: 79%) to the total number of sales. 135 million € was apportioned to the sector »machines and lines for packing and palletising« (previous year: 114 million €, thus amounting to 10% (previous year: 10%). With our sector »machines and lines for beverage production« we achieved a turnover of 148 million € (previous year: 125 million €). This corresponds to a proportional share of 12% (previous year: 11%) of the sales volume.

Breakdown of sales by sector


Alcoholic beverages 39%
Chemical, pharmaceutical, cosmetic 17%
Soft drinks, water 44%
Sales in 2001
1,165 Mrd. €
Alcoholic beverages 30%
Chemical, pharmaceutical, cosmetic 19%
Soft drinks, water 51%
Sales in 2002
1,305 Mrd. €

Exponential increase in profits

The KRONES Group profit has once again shown exponential growth. Profits after tax grew by 13.9 % reaching a new high of 57.3 million € (previous year: 50.3 million €). In addition to the growth in sales, efforts made in the previous years to provide an increase in efficiency within the company had the greatest effect on profits.

With 57.3 million €, we obtained the highest Group year-end surplus in our company history.

Net income and cash flow (Group) in million €


1998 26.4 € 49.3 €*
1999 24.6 € 52.5 €
2000 38.4 € 70.3 €
2001 50.3 € 85.1 €
2002 57.3 € 94.4 €
Net income
Cash flow
*adjusted by special costs

The profits before interests, taxes and depreciation (EBITDA) rose by 12.5 % to 136.1 million € (previous year: 121.0 million €). Profits before tax and interest (EBIT) showed a 15.0 % increase, reaching 99.0 million € (previous year: 86.1 million €). The return on sales grew to 4.4 %, compared to 4.3 % the previous year. The return on equity capital (ROCE), calculated using the ratio between the ebit and the average amount of net capital tied up (balance-sheet profit minus interest-free liabilities and remaining provisions) showed an improvement, reaching 22.8 % (previous year: 21.6 %).

KRONES AG's year-end surplus improved by 35.3 % to reach 63.2 million € (previous year: 46.7 million €), boosting the sales income to 5.8 % (previous year: 5,2 %). Earnings from normal business activities increased by 30.7 % from 76.0 million € to 99.3 million € compared to the 2001 trading year.

ROCE and EBIT for the Group


1998 40.5 € 11.2 %
1999 48.5 € 13.1 %
2000 60.4 € 16.0 %
2001 86.1 € 21.6 %
2002 99.0 € 22.8 %
EBIT in million €
ROCE in %

Increase in number of orders received

The number of orders received for the KRONES Group rose to 1,309 million € in the year of the report, exceeding the record level achieved the previous year by 10 % (1,190 million €). With 1,101 million €, 17.4 % more orders received were booked for KRONES AG when compared to the year 2001 (937.5 million €).

Orders on hand secure capacity will be utilised to the full

»KRONES is seen as the success story in the world of engineering. Ever since 1997, the only way for the manufacturer of bottling lines is up, whether it has to do with sales figures, profits, cash flow or dividends.«
15th August 2002, Wirtschaftswoche

The order books of the KRONES Group are still well filled. By 31st December 2002, the orders on hand amounted to 614 million €. Due to shorter processing times, this means that the volume of orders on hand has only increased slightly by 0.7 % when compared to the previous year (610 million €). In figures, our orders on hand correspond to a production capacity of 5.4 months; this scope of orders provides a very good starting basis for the current business year. On 31st December 2002, KRONES AG had orders to the value of 522.1 million € (previous year: 502.9 million €).

Extremely stable financial structure

The balance-sheet total of the KRONES Group has increased by 11.0 % compared to the previous year, reaching 806 million €. This was promoted, on the one hand, by investments which rose to record levels and increased the fixed assets by 21.4 % to 250 million € (previous year: 206 million €). On the other hand, thanks to the higher trade volume, the revolving assets grew by 6.8 % to 551 million € (previous year: 517 million €). With regard to the source of the funds, the advantageous relation between equity and debt capital remained. The equity ratio fell slightly to 50.7 % (previous year: 52.5 %) which is proof of an extremely sound financial structure.

The financing of growth increased the total amount of borrowed funds by 15.1 % or 52.1 million € to 397.0 million €). The liabilities rose by 10.5 million € to 126 million € (15.6 % of the total balance). Only 0.7 million € of this was owed to banks. However, the provisions of the KRONES Group increased by 18.2 % to 271.4 million €. The net liquid assets of the KRONES Group amounted to 35.5 million €. Due to high investments, it lies below the previous year's value (60.4 million €). Nonetheless, it still gives us sufficient room for manoeuvre.

KRONES Group balance sheet structure in million €

	1998	1999	2000	2001	2002
Assets					
Fixed assets	152	163	182	206	250
Inventories	95	99	102	143	165
Receivables, other assets	229	246	293	315	355
Liquid assets	109	122	66	62	36
Liabilities					
Shareholders' equity	328	340	338	381	409
Provisions	175	199	186	230	271
Financial liabilities	4	2	3	2	1
Other liabilities	79	89	116	113	125
Balance-sheet total	586	630	643	726	806

Clear increase in flow of funds

The influx of funds from day-to-day trade activities increased in the KRONES Group by 29.3% to 78.2 million € (previous year: 60.5 million €). This increase is the result of a higher cash flow (year-end surplus plus depreciation) amounting to 94.4 million € (previous year: 85.1 million €), as well as from provisions which increased by 46.3 million €. Due to the increase in trade volume caused by alterations to inventories, receivables and liabilities, 69.7 million € of this (previous year: 65.4 million €) are tied up.

A 10.9% rise in cash flow and the 46.3 million € top-up in provisions were the reason for the increased influx of funds from day-to-day trade activities in the KRONES Group.

Fixed-asset investment activity lead to an 87.0 million € increase in cash outflow (previous year: 56.3 million €). Even the cash outflow from financing rose by 2.9 million € to 11.1 million € (previous year: 8.2 million €). At the end of the 2002 business year, the balance of funds amounted to 36.2 million € (previous year: 62.4 million €).

As was the case for the Group as a whole, KRONES AG's influx of funds from day-to-day trade activities also increased considerably when compared to the previous year, from 32.4 million € to 72.0 million € – an increase of 122.2%). Due to a similar increase in investment and higher outflow of funds from financing activity, the balance of funds fell by 12.0 million €. By the balance-sheet date, KRONES AG had liquid assets to the value of 13.2 million €).

Cash flow secures future investments

The KRONES Group generated a cash flow of 94.4 million €, meaning it exceeded the previous year's value (85.1 million €) by 10.9%. The KRONES AG cash flow rose by 28.1% from the previous year's 69.8 million € to 89.4 million €. This cash flow can be used to finance practically all future investments in machines and buildings, as well as measures for company expansion. The high cash flow is also an excellent basis for reaching another positive interest result.

No bank loans, few liabilities

Our financial scope was also preserved in 2002, without the need for bank loans. Our Group's liquid funds which amount to 36.2 million € are marred by only 0.7 million € of bank liabilities. With a bank balance to the value of 13.2 million €, KRONES AG is free of any liabilities to financial institutions.

Strategic investment policy

We also continued with our investment strategy for the expansion of our capacities and modernisation in all areas of the company in the 2002 trading year. In the 2002 trading year, 88.3 million € were invested in the Group in tangible and intangible assets. This corresponds to increase of 53.0% when compared to the previous year (57.7 million €). The investments exceeded the depreciation (37.9 million €) by 133.0%. 74.5 million € were invested in KRONES AG (previous year: 44.8 million €).

We invested 88.0 million € for the optimisation of our sites, the introduction of new products and the expansion of our sales division, thus creating the conditions which allow KRONES to continue to grow.

A large percentage of these funds was spent on improving our production sites and introducing new products. KRONES injected additional funds into the reinforcement of the sales and service divisions which are active in existing markets and into setting up the organisation in new, future-orientated regions.

In 2002, a new subsidiary was created in Raubling to enable the further expansion of KETTNER. In addition to the development and engineering hall which has a surface area of approx. 1,500 m^2, a new assembly hall with a surface area of approximately 6,000 m^2 was created. Ever since July 2002, all carton and film packaging machines have been developed, built and assembled here.

Our production site in Flensburg where we manufacture our bottle washing machines and pasteurisers was expanded to include a multi-storey administration building. The technical offices, sales department, training department, personnel department and works management, as well as conference rooms for training and customer care activities are located on four office levels covering a surface area of more than 1,500 m^2.

Our investment strategy focussed again on new systems for increasing productivity, continued rationalisation and the modernisation in all areas of our company. The immense investments that have flowed into the entire value chain have enabled us to establish the conditions necessary for a financially successful future, and therefore for the continued growth of our company.

Investments in million €


1998
21
1999
37
2000
62
2001
58
2002
88

Subsidiaries restructurised

The concept for the restructuring of KRONES INC. in Franklin/Wisconsin (USA) was implemented in the year of the report. The transfer of production to a decentralised spare parts manufacturing plant for the North American region means that the machinery belonging to our subsidiary in the United States is optimally used. This will allow us to react quicker when supplying spare parts to our customers resident in the entire American region.

The further expansion of KRONES INC. saw us focus more strongly on the service area. Regionally organised service engineers are on stand-by for our customers and our product specialists and after-sales service employees are at a central location in Franklin to process our customers' enquiries and orders. Our American engineering department and a central training team complete our range of services available to the American customers around the clock.

Non-beverage sector of increasing importance

We have also managed to gain an increasingly strong foothold outside of our classical market, the beverage industry. We were able to complete further projects successfully in the non-beverage sector – which includes the pharmaceutical, chemical, cosmetic, food and non-food industries. Companies from these segments have found a competent partner in KRONES. With our subsidiaries KETTNER and SYSKRON, we have succeeded in consolidating our customer relations in the non-beverage sector.

We are already generating 19 % of our sales in the non-beverage sector, more than twice as much as three years ago – and with an ever increasing tendency.

Growth in the non-beverage sector compared to complete sales volume


1998
6%
921
1999
9%
908
2000
13%
1,015
2001
17%
1,165
2002
19%
1,305
Percentage of non-beverage sales
Sales in million €

In one of our projects, we equipped a Japanese pharmaceutical company which manufactures non-medicinal health products with an empty bottle inspector, a filler with a speed of 72,000 bottles per hour and a labelling machine, all for handling 100 ml energy drinks.

For a pharmaceutical company in Israel, we installed a labelling machine which applied the instruction booklet directly onto different-sized medicine containers. And a KRONES labelling machine which applies wrap-around labels onto tiny cylinder ampoules is operating at yet another pharmaceutical group.

We were also challenged by a diverse range of tasks in the food sector. The machines and robots from KETTNER were used for the packing and palletising work – for palletising sacks of rice in Australia and individual 1 kg bags of sugar in a company in Austria already operating a fully-automatic packing line for packs of sugar cubes, or for palletising yoghurt cups in a production site in Madrid. In the food sector, our IT company SYSKRON was also a popular problem solver with its automation software and logistic concepts, whether it be for a baby food manufacturer or for the implementation of a fully-automatic high rack warehouse for a dairy.

The palletising machinery from KETTNER can also be employed in the non-food sector, for example, if a large global brand manufacturer wants to palletise packs of detergent or if small wooden blocks used for the manufacture of wooden pallets themselves have to be palletised.

Cooperation with KOSME group

The starting market for so-called »just enough« machines and lines in the beverage industry provides a diverse range of opportunities for new trading activities – also for KRONES. However, our machines and lines belonging to the premium segment cannot be considered here. To allow us to offer inexpensive solutions to the lower segment which we have not yet served so far, we entered into a cooperation with the KOSME Group in Austria and Italy in April 2002. This cooperation with KOSME means we can round off our service offer which can now also deal with smaller customers requiring low output machinery.

KOSME manufactures linear stretch blow-moulding machines which provide a perfect extension to our *Contiform* programme. KOSME Austria also trades simultaneously with the Italian labellers, packers and palletisers which share their name. This cooperation will, however, make none of the machines or lines built by KRONES in Germany superfluous. We are still keeping our own range in its entirety. However, with KOSME, we will be in a better position as regards price to extend our lines or to reach customers who would otherwise not even turn to us with their enquiry. Thanks to these synergies, we will be equally attractive for small and large customers alike worldwide.

Leading position thanks to innovation

KRONES has been successfully developing innovative products and building up basic competencies for years now. The ability to respond to customer requirements quickly and flexibly has always helped both KRONES and the user to progress.

We are now exemplary in our technological leadership with synergies across all business sectors. By joining together these basic competencies, we succeed in permanently developing new products for the different business sectors and market requirements. We will only continue to advance development in the future with visionary innovation targets and our customers' help.

The development of new products and processes and the consistent further development and improvement of our product range work towards safeguarding our leading position in the market, extending our technological lead and securing an increase in sales and an exponential growth in profits for KRONES. All the divisions which make up our Group once again came up with numerous innovations in the year 2002 in the pursuit of this endeavour.

Sales distribution in million €


Machines and plants for packing and palletising
10% (114 mio.)
Machines and plants for beverage production
11% (124 mio.)
Machines and plants for product bottling/ canning and dressing
79% (927 mio.)

Total sales of 1,165 mio. € in 2001


Machines and plants for packing and palletising
10% (135 mio.)
Machines and plants for beverage production
12% (148 mio.)
Machines and plants for product bottling/ canning and dressing
78% (1,022 mio.)

Total sales of 1,305 mio. € in 2002

The major role played by innovation in the achievement of economic success was demonstrated once again by STEINECKER GmbH, one of the leading brewery suppliers worldwide and resident in the Bavarian town of Freising. Our subsidiary also managed to set new standards in brewery technology in the year 2002 with its *Pegasus* lautering system.

The plastics division provided a few highlights not only technologically, but also in engineering. With the *Contiform SK 30* and *Contiform SK 40* – standing for their 30 and 40 stations respectively – we have developed two real peak capacity machines. The *Contiform SK 40* is the only stretch blow-moulding machine on the market which can manufacture 60,000 bottles per hour with one blowing wheel.

Innovations in all divisions: technological highlights, continual improvement processes and special customer-orientated developments for KRONES' economic success and leading position on the market.

In our aseptic centre, a team of 25 engineers from the fields of engineering, process technology, food technology, brewing, beverage and dairy technology work on the development, planning and validation of aseptic filling systems. To guarantee the optimum distribution of sensitive beverages with demands on freshness, we further developed our *PET-Asept* cold aseptic filling method using a continuous improvement procedure.

In what is now the third generation of such systems, the new isolator principle keeps the system interior surface as small as possible. The clean room at the filling unit has been reduced to the absolute minimum. Only the bottle path runs through the inside of the isolator. The isolator takes the form of a thick chamber which is completely separated from the ambient air, as well as from the motors and electrical and pneumatic components. For our customers, this brings with it primarily economical advantages – due to lower disinfectant consumption and the greatest possible safety when keeping the aseptic conditions within the line.

The KRONES PET-Asept system has now proven itself in practice in renowned beverage manufacturing companies. The process offers beverage bottlers enormous opportunities to secure market advantages with their innovative beverages and packaging.

Thanks to our *Wrapapac* continuous-motion wrap-around packer in its high output design of 60 pulses per minute, we have stopped the gap in our high-speed range of secondary packaging machines. The most flexible variant, the *Wrapapac WTS* with its integrated film-wrapping module and shrinking tunnel is now combined as a wrap-around and tray shrink packer, just as much for cans as for round or square glass and PET bottles, a diverse spectrum of applications appreciated by the bottling industry worldwide.

With SYSKRON, KRONES is in a unique position in the industry. We are in a position to optimise the entire value chain from warehousing to the dispatch of the equipment (logistics) to the customer and create connections to inventory control. SYSKRON's solutions are suitable for a wide range of systems and independent of the line manufacturer. For us, this results in new customer potential which will especially improve our position in the non-beverage sector once more.

Recognising and mastering risks

Risks and opportunities in the individual areas of business are recorded, analysed and evaluated using a planning, information and monitoring process. We develop appropriate courses of action to limit the identified risks.

Both the KRONES Group and KRONES AG are subject to numerous business risks as part of their global operations. By detecting and assessing these risks as thoroughly and as early as possible, we can contribute to the long-term safeguarding of our company's success. The essential risks to our company's success are as follows:

Credit risks

KRONES is subject to different credit risks, especially in the shape of default and country risks. To finance the purchase of our equipment, we offer the customer various methods of financing. While doing so, we most of all make use of the protective instruments which are standard practice in foreign trading in order to minimize the remaining risks.

Sales market and price risks

Our customers expect innovative solutions which are of the highest quality and correspond to their requirements. The competitive situation, which was strengthened in the past business year due to mergers, leads to price risks in the sales market. Innovative solutions which are designed to correspond to the customer's requirements hide additional price risks, due to the fact that we would have to carry any additional costs which arise out of fixed-price contracts.

Currency risks

In the case of fluctuations in currency exchange rates, KRONES is not subject to any significant risks with regard to the expected inflow and outflow of funds as our acquisition and trading in foreign currencies is only of minor importance. We additionally use forward-rate cover for trade dealings with foreign currencies. However, the developments on the currency exchange markets still influence KRONES' trade development, as countries located outside of the European Currency Exchange Union possess a considerable proportion of sales.

Personnel risks

Highly-qualified employees are a considerable success factor in the development, manufacture and installation of our machines and plants which are geared to suit the respective customer requirements. Thus, our future success also greatly depends on employing flexible, qualified personnel and committing them to KRONES.

Summarised assessment

Compared to the previous year, there was no great change to risks in the past year of trading. Risks which could endanger our inventory did not exist in the trading year 2002 and are also not evident for the foreseeable future.

Purchasing with cost savings and improved quality

Our dealings with suppliers on a partnership basis, the cost reductions in the supplied components and networking activities with our partners lead to cost savings and positive results in purchasing.

We were once again able to achieve positive purchasing results in the acquisition sector. We achieved this by expanding upon our partnership dealings with our suppliers and with simultaneous cost reductions. The reduced production material prices and their delivery to our production sites when due both contributed positively to the company results. The improvement in the purchasing of goods stems from the coordination of acquisition between our sites, the increased standardisation in individual machine manufacture and the optimised coordination in our dealings with our suppliers.

We have further optimised our order processing by introducing an internet-supported connection between our suppliers and our computer systems. The system to which all of our main suppliers are linked allows them to glimpse into our production planning schedule. In doing so, we improve communication, increase procurement safety and avoid supply shortages. We have also increasingly included our suppliers in new product developments. This sped up our processes, contributed to an improved machine quality and effectively supported KRONES' great innovative power.

Environmental protection through responsible action

Great importance is placed on environmental protection at all of KRONES' production sites. We regard it as our duty to our environment and fellow human beings to bring ecological and economic aspects together in harmony and to treat our natural resources with care. Through responsible action, we guarantee maximum security for our employees and the environment.

We are engaged in active environmental protection – both in our machines and in the manufacture and assembly of our lines. The bottling systems and packaging machines manufactured by us have been optimised so that they can be operated with a comparably low energy consumption and cleaning requirement. In addition, we also take care to use recyclable materials in the manufacture of our machines and to reduce the consumption of materials which can be harmful to the environment.

Employees as the company's success factors

The number of our employees in the Group has increased in the past year of trading by 129 to 8,494 people, 1.5% more than the previous year (8,365). At our five company locations in Germany – Neutraubling, Nittenau, Rosenheim, Freising and Flensburg – 7,322 people were employed on 31st December 2002, 331 people or 4.7% more than in the previous year (6,991). 5,743 of them are employed at KRONES AG (previous year: 5,547). KETTNER GmbH had the highest growth in personnel once again having registered an increased volume of orders for packers and palletisers. By the end of 2002, 1,059 people were employed in Rosenheim and its subsidiary plant in Raubling, an increase of 78 people or 7.9% compared to 2001 (981).

In our total of 33 foreign subsidiaries, the number of employees fell slightly by 14.7% to 1,172 people (previous year: 1,374). Due to the new orientation of our company in the United States, the number of people employed there fell by 25.9% to 449 people (previous year: 606). At SANDER HANSEN in Denmark, the number of persons employed showed a 18.9% decrease, amounting to 73 employees (previous year: 90).

In the year of the report, the KRONES Group trained 418 young people (previous year: 391), of which 330 were trained in the field of commerce, 57 in industrial trades and 31 in field of technology. Out of those trainees completing their courses in the year 2002, 104 entered into permanent contracts. In the year 2002, 140 young people started on the road to their professional life with KRONES.

Geographical distribution of employees

Year	Domestic employees	Employees abroad	Total
1998	6,334	1,488	7,822 (+203)
1999	6,278	1,338	7,616 (–206)
2000	6,585	1,404	7,989 (+373)
2001	6,991	1,347	8,365 (+376)
2002	7,322	1,172	8,494 (+129)

Reward system honours good work

The employees in KRONES' individual segments are themselves responsible for calculated costs and quality from the taking in of the order, through production and on to delivery. Their adherence to cost and quality is honoured by a reward system. In addition, we also have clear aims for sales and profits against which each employee is measured.

Education and training as a worthwhile investment

Knowledge makes the difference. In the economic world, information has become a valuable commodity. The imparting of knowledge and qualification of employees are treated with the same importance as investments in machines. Since the knowledge and ability shown by our employees both have a major influence on the economic future of our company, our sights are set on their permanent and qualitative education and training.

»If we are to continue to be successful against the immensely difficult global competition in the future and are to remain in the lead, then we need the best employees available.« Hans-Jürgen Thaus, Deputy Chairman of the Executive Board

In order to meet with future requirements for well-educated employees, we are investing in the education of young people. An average training course lasting three years may cost around 70,000 € per trainee including the provided infrastructure, making up a total of approximately 10 million € per year. This great committment to education has so far always been worthwhile.

In addition to the classic apprenticable trades in the industrial, technical and commercial sectors, KRONES also offers future-orientated apprentice job outlines. In our training facilities, the young people are educated in industrial professions, for example, qualified tool mechanic, industrial, systems and engineering mechanic for different specialised areas and energy and IT system electronic engineer. A qualification as a mechanical/electronic engineer has been newly added. Technical artists, industrial and European sales administrators, business administrators (from the academy for administration and economics) and specialist computer scientists. Since September 2002 we have also been providing training for an international business administrator qualification specialised in controlling and an economic engineer qualification (from the professional academy).

Breakdown of employees per qualification (KRONES AG)


Commercial/technical
2,582
Industrial
2,630
Trainees/apprentices
335
Of which
266 industrial
69 commercial
technical

Total number of employees in 2001: 5,547


Commercial/technical
2,745
Industrial
2,639
Trainees/apprentices
359
Of which
279 industrial
80 commercial
technical

Total number of employees in 2002: 5,743

Personnel marketing for junior staff

Thanks to our diverse product spectrum and the strong export orientation of our company, we offer a broad spectrum of employment for employees who come to us with the widest range of qualifications from the most different areas. Especially in demand are university graduate recruits from electrical/electronic engineering, mechanical engineering, business management, industrial engineering, computer science and plastics technology and also physics, mathematics, languages and the humanities. We are also applying diverse efforts to rouse the enthusiasm of the good but rare up-and-coming engineers for KRONES. We are working towards this target by collaborating closely with the Regensburg college of higher education and by participating in personnel exhibitions.

The KRONES academy as a training centre

We rely on our employees and management possessing specific qualifications with high quality education and training which moves in line with the fast development in the technical and technological sectors. With its trainers and their practice-based and educational experience, the KRONES Academy makes up a reliable institution in this complex environment – using comprehensive training, effective advice and expert communication.

In the economic world, information is a valuable commodity. That is why we treat the education and qualification of employees with the same importance as investment in research and development or in machines – as an investment which will lead to a greater return. Thus, the education and training provided by the KRONES Academy also had a marked effect in the year 2002: on our employees' qualifications, their motivation and not least on their awareness of opportunities for improvement – and thus on the optimisation of the manufacturing and production processes.


Bolton
Neutraubling
Rosenheim
Brøndby
Flensburg
Franklin
São Paulo

With a regular team of more than 40 qualified trainers active in seven training centres worldwide, the KRONES Academy provides a high standard of education and training.

After the end of the trading year

Alois Müller steps down from the Executive Board

Having reached retirement age, Alois Müller stepped down from the KRONES AG Executive Board on 31.12.2002. Mr. Müller, who entered the company in 1968, had belonged to the Executive Board since 1989, having been firstly a deputy member for the production and service division and then a full member since 1992. He will continue to support our company on an advisory basis.

Werner Frischholz and Christoph Klenk new to the Executive Board

With Christoph Klenk and Werner Frischholz, KRONES AG has appointed two employees from its own ranks as deputy members of its Executive Board, with effect on 1st January 2003. Christoph Klenk (39) takes on the field of »Research & Development and Product Divisions« which comprises the entire research and development division, the engineering sector and all of the product divisions. His main focus will be placed on the planning and implementation of innovations. Werner Frischholz (51) takes on the field of »Operations« which comprises the purchasing, production and service departments, making him successor to the retired Executive Board member, Alois Müller. Werner Frischholz will continue to consistently develop the process-oriented direction of the Operations division and also continue to expand the downstream area.

Majority holding in KOSME group

We have strengthened the co-operation entered into in April 2002 with the KOSME group still further with an amalgamation of capital. On 1st January 2003, KRONES AG took on a majority stake in the Austrian-Italian company. KRONES procured 75 % of the company shares belonging to KOSME private limited company in Sollenau/Austria which, in turn, has a 55 % share in KOSME S.R.L. in Roverbella. The newly formed group which achieved an unconsolidated turnover of around 70 million € with 300 employees in 2002 will supply bottling and packaging machines for the low output range while KRONES serves the medium and high output segment.

Planned fusion of KETTNER GmbH with KRONES AG

In times of intense competition, strengths must be gathered together and a uniform Group appearance must be communicated. As there is no longer a relevant reason for the preservation of an independent KETTNER GmbH, the Supervisory and Executive Boards will propose a fusion of KETTNER GmbH with KRONES AG at the Annual General Meeting.





Outlook

Global economic weaknesses, the Iraq conflict, stagnating markets and aggressive competition – KRONES will have to exert itself even more in 2003 than in the previous year if it is to affirm its exposed position. We have taken the respective precautionary measures with our »slender« planning and are entirely convinced that we will be able to conclude the current trading year with an increase in turnover and profits.



»By continuing our successful company orientation, we can foresee a positive development for 2003 despite the negative economic environment.«

Volker Kronseder
Executive Chairman

Complete economic situation

The global economy is currently looking to the future with a rather reserved optimism. An improvement in the general economic situation is still not in sight. The global economic situation is also not going to stop just because of the beverage industry. Companies act with caution, invest hesitantly and build up safety reserves. This will also have an effect on tradings in new machines from KRONES for the beverage bottling and packaging industry. Simultaneously, our competitive environment has also changed. Our main competitors Sidel (France), KHS (Germany) and SIG (Switzerland) have re-established themselves.

In such a situation, KRONES will find it more difficult to continue with its course of growth than in previous years. However, a high number of orders on hand and a consistent number of orders received make us optimistic in continuing to reach our goals. The areas of growth which KRONES is considering can be found in the continuing boom in PET technology. Currently around 120 billion PET bottles are being manufactured worldwide and the consumption of PET for use in bottle-making shows an annual double figure increase. The demand for aseptic filling systems is growing at an exponential rate. In addition, new trends in the quickly growing soft drinks sector are placing high demands on the flexibility of the machines.

Internal corridor of growth – annual growth target: 5 to 10 % per year

- □ *Process optimisation*
- □ *Utilising regular markets to the full*
- □ *Opening up new markets*
- □ *Systems trading/engineering*
- □ *New technologies*
- □ *Quality leadership*

- □ *Acquisitions*


1500
1400
1300
1200
1100
1000
900
908
1,015
1,165
1,305
1999
2000
2001
2002
2003
2004

Additional substantial potential for sales and revenue can be found in so-called »downstream business« – this comprises spare parts, after-sales and engineering services and software – and also in the new solution-providing areas of information technology. Our expansion in the non-beverage sector also promises growth in the long term. KRONES is opening up a wide range of strategic areas of growth. We must primarily mention our growth in new markets – here we are focussing mainly on the pharmaceutical, chemical and food sectors – and the further penetration of the different regional markets, above all the United States and Asia, as well as our growth in the new areas of technology such as pasteurising technology, aseptic filling and PET technology. We will achieve growth in our customers' horizontal value chain using logical solutions, information and systems technology. Thanks to our participation in the KOSME group, which offers stretch blow-moulding machines, bottling lines and packaging machines for the lower market segment, we will also be able to grow in the vertical value chain. In addition, KRONES will achieve further growth in the downstream sector with its spare parts and after-sales services. And yet another further potential for growth can be found in new business areas and in other possible co-operations or acquisitions.

A high number of orders on hand, a consistent number of orders received and new trade sectors promise KRONES further growth and allow us to expect a positive development for 2003.

Using personnel fluctuation for production capacity

The basic economic conditions, the great suppression of prices weighing heavily on us because of price wars with our competitors and the resulting discounts are forcing us to take measures to secure our employment and production capacity. Thus, due to the natural fluctuation taking place in 2003, we will not be filling any positions which become available, where possible. With these measures, we are taking precautionary measures to make sure that KRONES retains its market position and its competitive status this year and in subsequent years.

Increase in sales and profits planned

Despite doubtful global conditions and economic uncertainties, our company aim for 2003 is to improve our turnover and obtain another increase in profits. The steady number of orders received and the continued high number of orders on hand provide us with the security we need for our plans for growth which will manoeuvre within a corridor of growth fixed by us. With this, we will also succeed in reinforcing KRONES' profitability and extending our leading position in the global market for packaging machines in 2003.


Growth in the new sectors
Growth due to new domains
Growth through new acquisitions
Growth in the horizontal value chain
KRONES GRUPPE
Growth through new technologies
Growth in the vertical value chain
Growth in downstream business
Growth in the new markets and market penetration in existing markets



Reports from the product divisions

All of the divisions which make up the KRONES Group played a part in the overall success of our company. Their high product quality, their reliability, their adherence to deadlines, their service, and especially their phenomenal efforts in research and development, meant that we were able to continue to extend our global market leadership in the year 2002.



»To remain in the lead in new technologies, KRONES annually invests between six and seven percent of its turnover in research and development. In doing so, we achieve the technological lead which the customers expect and value.«

Christoph Klenk
Deputy Member of the Executive Board

Advancement through innovation

KRONES' company success is built upon the leading technology of our machines and lines. The harmonious combination of machine technology, systems know-how, process and information technology has helped us obtain this innovational lead. To defend this leading position, we yearly invest between six and seven percent of our sales proceeds specifically in research and development

Number of KRONES AG patents granted

Year	Patents
1998	964
1999	980
2000	997
2001	981
2002	1,025

Beverage production segment

SANDER HANSEN

New developments in pasteurising technology underline our outstanding position in this technology.

SANDER HANSEN, the Danish engineering company for special machinery and technological leader in pasteurisation systems has been a member of the KRONES Group since 2000. In the year of the report, our subsidiary situated in Copenhagen once again used advanced innovations to strengthen its outstanding position in the global market of pasteurisation technology.

With the knowledge-based pasteurisation controller, the *PU control²*, SANDER HANSEN presented the most recent version of the most widespread PU control system for tunnel pasteurisers. The system follows the position of the bottles, the spraying temperature and time, guaranteeing that the required PU pick-up value is obtained within the permissible tolerance limits and that the maximum temperature for the product is never exceeded.

The *Checkers* tunnel pasteuriser monitoring system is a further innovation which records, saves and displays all essential data. The pasteuriser's real-time processing data are called up every second and displayed to the user as system messages, trend curves and mimic diagrams.

STEINECKER

2002 was also STEINECKER's year – with a significant increase in sales and the awarding of the European environmental prize for their Merlin wort boiling system which is gentle on resources.

As one of the leading brewery equipment suppliers worldwide, our subsidiary, STEINECKER, demonstrates how important innovation is in economic success. In the year 2002, the engineers from the Bavarian town of Freising succeeded in setting new standards in brewing technology with their *Pegasus* lautering system. In the *Pegasus*, the mash storage is more even, the sampling of the extract quicker and the yield higher than from a conventional lauter tun. Two *Pegasus* systems were already put into operation in 2002 and, in the current trading year, two more are being installed in Panama and Peru. The USA has placed an order for *Pegasus* number five.

Thanks to the *Merlin* wort boiling system which is gentle on resources and with which STEINECKER succeeded in significantly improving product quality while simultaneously greatly lowering energy costs during the phase of beer preparation which requires the most energy, the company was awarded the European Environmental Prize 2002 in Budapest. *Merlin* consumes less primary energy during boiling, less cleaning agent, water and raw materials. When combined with an energy storage system including recuperation system, the *Merlin* provides an energy saving of just under 75 % when compared to conventional boiling. This, in turn, has a sustained positive effect on the environmental balance during beer production.

At the end of the 2002 trading year, STEINECKER was its most successful yet. Two major contracts contributed primarily to this success. The Mexican brewery group Cerveceria Cuauhtemoc-Moctezuma S.A. awarded STEINECKER one of the most major contracts in its company history – the total sales volume amounted to around 30 million €. The international Asia Pacific Brewery Ltd., a network of 14 breweries located in eight Asian countries, contracted STEINECKER for the expansion of their brewery in the Thai capital, Bangkok. The Thai Asia Pacific Bangkok Brewery is investing more than 17 million € in the construction of this new brewery.

SYSKRON

Our decision to unite the information technology sectors of the individual departments belonging to the KRONES Group to form one company as turned out to have been exactly the right one. The newly-founded SYSKRON GmbH which was formed in July 2001 out of this amalgamation can, after 18 months, strike an impressive balance, a further indication that this constellation of grouped expertise meets with our customers' expectations. Renowned companies already adorn the customer list of the young IT service providers. In the meantime, 140 employees based in Neutraubling, Freising, Rosenheim and Flensburg are working together on projects. The variety shown in customers reflects the variety of areas in which Syskron solutions can be implemented.

Product filling and decorating segment

The great trend towards PET worked once again to the advantage of KRONES plastics technology which produced further technological and engineering highlights.

Plastics technology

In the beverage industry, PET is still booming. In 1997, KRONES began developing the *Contiform Compact* stretch blow-moulding machine for the manufacture of PET containers. Ever since then, the second generation of our *Contiform* series was successfully placed in the market. In the meantime, we have already taken the technological lead in plastics technology in many sectors. We are now the market leader in stretch blow-moulding technology in Germany.

We succeeded in making further breakthroughs in stretch blow-moulding technology with our *Contiform S* for non-returnable bottles and *Contiform H* for hot-filled bottles, which is derived from the *Contiform S*. The *Contiform S* can reach a speed of up to 1,600 bottles per hour per blowing unit. With the *Contiform H*, we provided the basis for heat-set technology. Now PET bottles suitable for technologically-demanding hot-aseptic filling can be manufactured. The PET bottles for hot filling must be able to withstand temperatures of up to 95 °C. To do so, the PET bottles require special thermal stabilising and we have made this possible with our heat-set process. The first two *Contiform H* machines are already successfully in operation. One of the machines serves the North American market, the second the Chinese market.

Breakdown of sales per container type


Cans 10%
PET 60%
Glass 30%
2001


Cans 10%
PET 68%
Glass 22%
2002

The plastics division also provided a few engineering highlights – for example, with the *Contiform SK 30* and *Contiform SK 40*, the figures standing for their 30 and 40 stations respectively. Here we are dealing with two real peak capacity machines, with the *Contiform SK 40* stretch blow-moulding machine containing one blowing wheel and able to manufacture 60,000 bottles per hour. This is the world record. The first models are to be commissioned in the spring of 2003 in the USA and Australia.

Filling technology

The demand for aseptic filling systems is growing at a tremendous rate. The consumers want products which are fresh, micro-biologically sound and can be stored for longer, and this without hot filling and the use of preservatives. This applies mostly to sensitive, non-carbonated soft drinks, fruit juices and mineral waters, but also to beverages which are sensitive to light or which contain protein and which are filled into PET or other plastic containers. The aseptic filling of beverages into PET bottles should be developed to become the filling technology of the future. Studies have shown that the number of PET containers which are aseptically filled in Europe could show a 37% annual increase by the year 2007. Although this aseptic technology for filling PET containers is still relatively new, for KRONES it already constitutes a complete domain.

The KRONES *PET-Asept* system has already proven itself in practice and the results seen at renowned beverage bottling plants are proof of this. The process offers them enormous opportunities to secure market advantages with their packaging and innovative beverages. In KRONES' own aseptic centre, 25 engineers work on the development, planning and validation of aseptic filling systems. The expertise gained from the fields of engineering, process technology, food technology, brewing, beverage and dairy technology is fused together. Using a continuous improvement procedure, we are further developing our *PET-Asept* cold aseptic filling method so that we can provide a better guarantee that sensitive beverages with demands on freshness are receiving the optimum treatment.

A sterile, hygienic environment and product safety also determine the further developments in the field of filling technology. The closure rinser newly developed by us allows closures to be cleaned and disinfected before being fed into the closer. Moreover, our aseptic screw capper concept has allowed us to produce a prototype which differs fundamentally from any solution known so far. By transferring the drive components and all machine modules downwards, the sterile conditions prevailing during the closing procedure can be significantly improved.

Conveyor and systems technology

Engineering solutions were also a fixed constituent of KRONES' system trading in the year 2002. The central task is to combine all machines located within a KRONES plant with the correct conveying technology so that the required efficiency rate can be guaranteed. In conveying technology, flexible solutions for container and pack conveying systems were increasingly sought after by our customers in the past business year. Following its reorganisation, our conveyor technology division focussed its complete concentration on the conveyor technology used within beverage filling lines. With our *SynCo* container conveying system for glass bottles and filled containers, we are not only optimising bulk conveyance but also other important elements such as rejection units, components for changing the container direction and distribution units.

Thanks to the increasing percentage of non-returnable PET bottles which are appearing on the beverage market, our *AirCo* air conveyor became a product which boomed in the year 2002. Numerous innovations supported this development. Here we would like to give a special mention to the fundamental components of our systems for changing the container direction such as handling or stop systems or the *X-gate* which we regard as being the most innovative distribution unit on the global market which is simultaneously the most gentle on the product. We have also developed intelligent products for the *MultiCo* pack conveying system. This most universal member of our family of conveying systems can convey all types of packaging – be it plastic crates, shrink packs or cartons. Connecting the new *Multidivider* to a palletising unit allows the packs to be distributed in a very effective and secure manner.

A completely new concept: modular labelling machines – created using the modular system by joining together individual assembly groups – thus allowing more flexibility during labelling and more possibilities for combining in all output ranges.

Labelling and decoration technology

With a new labelling concept we are able to accommodate the bottling industry's demands for greater flexibility during the labelling of bottles. Made up of individual assembly groups, our new modular labelling machines allow us to combine cold-glue, hotmelt and self-adhesive labelling. The application units for self-adhesive labelling and the cold-glue or hotmelt units can be easily changed over.

This new technology has the ability to considerably shorten conversion times and simplify the change-over of the handling parts. Service and maintenance costs are also reduced. The users can also run the cold-glue and self-adhesive labelling stations simultaneously, for example, or change over to another type of labelling whenever they want.

With models in different sizes, the *Solomodul*, *Topmodul* and *Multimodul*, we can meet the industry's demands for flexibility in all output ranges. Our modular design concept for labelling machines has already been honoured. The British Packaging and Process Machinery Manufacturers Association, the PPMA, presented us with an »Award of Excellence«.

Thanks to our decades of experience in the development of labelling machines and our great innovation, the implementation of non-standard applications makes up one our strengths. Thus, we were able to provide a solution for a pharmaceutical manufacturer in which we were able to apply a wrap-around label onto ampoules with a height of 110 mm and a diameter of just 17 mm. Our newly developed labelling machine succeeds in labelling 30,000 of the tiny containers per hour precisely and reliably.

Cleaning technology

We have succeeded in achieving a pioneering change in concept for the *Spiragrip* – a bottle washing machine with extreme operational reliability and cost efficiency, developed initially for cleaning returnable PET bottles. The *Spiragrip's* concept and process technology rises far above the machines usually found on the market. In fact, it has already been awarded an environmental prize. After having already installed 30 machines of this type in returnable PET lines, we have now also modified this model series to allow the treatment of glass bottles. The result is a bottle washing technology which is revolutionary, and this can be stated without the risk of exaggeration. Our target to create a cleaning method which is gentle on the containers while keeping power, water and chemical consumption to a minimum has now also been reached for glass bottles with the *Spiragrip*.



A further reduction in cleaning agent and an improved cleaning result from our *Lavatec* bottle washing machines are the subject of our continued advancements in the field of cleaning technology. With our preventative, automatic cleaning and disinfection of the head space of the machine, we had previously already found an effective means of combating reinfection of the bottles after the caustic tank.

Inspection and monitoring technology

Achieving a high efficiency rate without compromising on high quality and high machine speeds requires not only suitable production plants, but also effective monitoring units.

The new empty bottle inspector, the *Linatronic 713 M2*, which we designed especially for use in small to middle-sized breweries and beverage manufacturing plants, is now appearing in a more slender and improved form. This new *Linatronic* model no longer has its own drive. Instead, the conveyor chain at the discharge uses a drive to pull the machine conveyor belt which then conveys the containers freely through the machine. This allows the entire electrical components of the inspector to be omitted and the machine acts like a conveyor controlled by the subsequent conveying system. This saves on space on the one hand and, on the other, reduces the amount of installation and maintenance work needed.

Two additional innovations extend the functional scope of our empty bottle inspectors. We have developed and introduced a special scuffing detection unit for the side-wall inspection of returnable PET bottles. Bottles with heavy scuffing can be safely detected and removed from the bottle pool, thus keeping their quality at a high standard using an economical method. Inspecting the screw thread of twist-off crowns, which are becoming more and more popular, presented us with a challenge. This new development has also already proven itself on the market.

Packing and palletising segment

In 2002, KETTNER's packing and palletising solutions were also in demand in all industries. This presented our subsidiary with a growth in sales in excess of 18 %.

New packing and palletising solutions

Business is continuing to rocket at KETTNER in Rosenheim and in its new affiliated company in Raubling which opened in 2002. High investments, an increase in personnel and, above all, a 34.4 % rise in sales marked the last trading year. In addition to its long-standing clientele from the international beverage industry, the manufacturer of machines and lines for the KRONES packing and palletising technology division also increasingly served companies from the pharmaceutical, food and non-food industries. The special solutions were often connected to new developments and optimisations made to the packers and palletisers in use.

Simultaneously, new trends could be detected. In the top output segment, a great demand for machines with universal abilities was met, whereas for the low output range, compact machines were preferred. We have extended our well-proven series of *Variopac* tray shrink packing machines to include the *Variopac Compact* model operating at 18 to 30 pulses per minute. This machine is aimed especially for small to middle-sized companies whose products demand non-returnable, convienience packaging or alternatively as a second packaging line. Thanks to its shorter construction, this machine is also good for planning into areas with only a limited space.

We have closed the gap in the top range of secondary packaging machines with our *Wrapapac* continually-operating wrap-around packer in its high-capacity design which operates at 60 pulses per minute. Since we know how highly the bottling industry values a wide range of applications, with our *Wrapapac WTS* we have developed a variant with a maximum of flexibility. With its integrated film-wrapping module and shrinking tunnel, and combined as a wrap-around and tray shrink packer, it is suitable just as much for cans as it is for round and square glass and PET bottles.

KIC KRONES

KIC KRONES manufactures high-tech labelling adhesives for bottle labels and for the adhesion of cartons and secondary packaging. In addition to our continual improvement of standard natural adhesives, we also develop new adhesives for special applications. To correspond to the special conditions which prevail during the labelling of wine, sparkling wine and spirits bottles, we developed a purely synthetic adhesive in 2002 whose consistency has been completely adapted for use in slower operating machines.

KIC KRONES developed the purely synthetic adhesive for the improved labelling of special beverage bottles and a thermally stabile adhesive for carton packaging.

We also developed special hotmelts which set quickly and develop a high adhesive response for the adhesion of cartons, secondary packaging, trays and slotted-type boxes. The new *Colfix Mega* hotmelt is marked by its especially high thermal stability. This means that it remains clear, even over a long processing period. The adhesive no longer becomes encrusted in the hotmelt unit and on the glue application nozzles.



On the bridge to the market and the customer

Thanks to its direct contact with the customer and the market, our sales department has a comprehensive view of everything – the competitive environment, the new markets and the changing demands placed by our customers. Several measures and concepts which the sales department introduced in 2002 helped us work toward our target of increasing customer satisfaction and further boosting the sales volume of our machines and lines.



»Systems are becoming more and more important for line operators. They have long been more than just the combination of several components and lines and the higher rate of capacity utilisation which it generated. Today, KRONES' systems solutions cover a complete service which ranges from planning and technical line specifications to financing and the handing over of a line which is ready for operation.«

Rainulf Diepold
Board Member

Competition with new challenges

KRONES' competitive environment changed in 2002. Our three important competitors – KHS (Germany), SIG (Switzerland) and the French company Sidel, which was taken over by Tetra Pak – have re-established themselves. In the previous years, we had been able to assert ourselves best in a hectic and difficult environment and even claim market shares from our competition.

In addition to the great competitors, even stronger competition is emerging from Italy, above all in the beverage and packaging sectors, as its export industry for packaging machines is already almost as strong as the German industry. The Italian industry also profits from its longer working hours and lower labour costs meaning that it can offer its machines at completely different prices on the global market. In this changed competitive environment which is also marked by restrained investment behaviour on the part of our customers worldwide, we are now faced with new challenges. Despite this, we are optimistic that we will be able to gain further shares of the market.

Sales emphasis on emerging markets

We are putting special effort into our global sales activities in the emerging markets. In doing so, we have our sights firmly on countries such as Russia and the states of the former Soviet Union, the Asian countries and here especially China. In the year 2002, we already supplied around 28% of our new machines to these regions. We estimate that this percentage will still see a considerable increase in the coming years. The strong rise in the consumption of water, soft drinks and fruit juices will cause a step up in requirements which means that the demand for beverage bottling lines and packaging machines from KRONES will undergo a significant increase.

The great back-up in demand, together with the PET boom which has already started in these regions, allow us to expect high rates of growth. We, at KRONES, view these countries as being »countries of opportunity«. We already seized this opportunity offered to us years ago with success by increasing our presence in Eastern Europe and Asia and working there with a extra commitment. Our strategies and sales measures are targeted at better penetrating these »markets of the future«.

Key-account management for major customers

At KRONES, special customers can enjoy a special service. Our key-account managers are competent contact persons.

Customers with an international production structure and companies with whom we collaborate to achieve new technological developments benefit from preferential support at KRONES. The size of their company, their mostly international business activities and, not least, their significance as a major customer are what make them especially important to us. To be a competent partner to such companies, we must firstly have a very precise knowledge of their production, their needs and their respective situation in the industry.

We can only achieve this if we have intensive and permanent dealings with the company in question, remain in continual contact with it to allow us to learn in time about their demands on machines, technologies and service and offer them the correct solutions. At the same time, these customers seek a quick and direct path to KRONES, which means they need one contact person at KRONES who is there exclusively for them. This is why we have provided them with their own key-account managers – specialised sales employees whose task it is to provide active support and conduct negotiations.

To further intensify their support, we also started setting up a protected key-account portal in the internet in 2002 to provide our major customers with grouped information at first hand which is tailored to suit their specific information requirements.

Downstream concept for closer customer contact

In a global after-sales concept, all KRONES subsidiaries and representative offices are integrated, rearranged and coordinated from a central position. The customers can then – at first for single machines and then later for lines – have access to fully-developed maintenance quotations. In addition, globally-applicable software contains a record of all service employees together with each person's qualifications which is intended to considerably improve availability and allow flexible assignment planning.

With our new project management structure in the sales sector – in all sales projects, a project leader is appointed as the sole contact person and is responsible for all customer requirements – we want to guarantee that the different systems run smoothly. This allows us to react quickly and flexibly to any possible problems or to any changes in customer adjustments, thus resulting in an increase in customer satisfaction.

Customer ordering system simplified

With our electronic ordering system, *eGate*, a competitive and practical procedure for spare parts acquisition has established itself. Following the approximately three year phase of development, market introduction and optimisation, our customers now have a standardised and modular solution for spare parts procurement at their disposal. Spare parts enquiries can be transmitted to KRONES directly via the internet.

The customer is provided with a quotation containing an indication of the price and parts availability in seconds. An electronic spare parts catalogue helps our customers to simply and surely select the spare parts, collect them in a shopping basket and start their on-line order. The enquiry and order can be traced back using a tracking system and the order status called up at any time. For customers with their own ERP system, *eGate* sets up connections to the customer's materials management tool and electronic procurement system. For us, *eGate* plays a central role in our task to guarantee round-the-clock support to our customers.

Customer qualification in the KRONES Academy

Training, advice and communication – in 2002, the KRONES Academy trained more than 6,000 customer employees in, among other things, machine technology and the new technologies.

We rely on employees and management possessing specific qualifications, both in our own Group and in our customers' companies, gained through high-quality education and training which orientates itself in the direction of fast development. The KRONES Academy makes up a reliable institution in this complex environment with comprehensive training, effective advice and expert communication. Founded twenty years ago for training machine and line operators, maintenance personnel and managers, the KRONES Academy has developed into a centre of communication for the packaging industry.

The Academy, which has been in its modern new training building in Neutraubling for a year now, clocked up more than 6,000 seminar participants in 2002. A team of 40 trainers, all equipped with rich experience acquired through practice, guarantee the high standard of training. In addition to education and training, the experts from the KRONES Academy are also in demand for their competent advice regarding the practice of filling and packaging technology. In the field of consultation, they can help the company when it comes to the optimisation of the rate of efficiency and the analysis of the weak areas in the line.

Communication for a uniform company appearance

For KRONES, communication counts as one of the most important instruments used for the company's comprehensive market appearance. We use all media to communicate with the most different target groups – the interested public, our shareholders, our customers, our employees, potential customers and professional circles. And the diversity of our addressees is also reflected in our goal-oriented and strategically positioned measures – branch and product brochures, classic press relations, advertising, the KRONES magazine, the KRONES internal employee newspaper, exhibitions, the internet and, not least, this company annual report. All of these activities are embraced by the joined brackets represented by our corporate design, the image for which we were honoured by the German designer club (DDC) in 2002.

Excellent communication for a uniform appearance of the entire KRONES group – through all media and on to our target groups: shareholders, customers, employees, professional circles and the interested public.

Excellent communication for a uniform appearance of the entire KRONES Group – via all media to our target groups – shareholders, customers, employees, the professional circles and the interested public.

The KRONES magazine, our company's customer magazine, carries the company's message around the world four times per year. Due to the fact that we generate almost 80% of our sales outside of Germany, it is imperative that we can speak our customers' language. Thus, the KRONES magazine already appears in German, English and Spanish. Since November 2002, it is now also appearing in Russian for the fastest growing market in Eastern Europe and, starting with the first edition in 2003, it will also be available to the Chinese people in our profession in their native language. With its diverse information regarding current trends in the beverage industry, reports about new developments at KRONES and practice reports, the KRONES magazine, which was incidentally placed among the 30 best customer magazines in Europe by the media magazine »Horizont«, is an effective medium, for customer service. It also supports the work of the sales department serving as a basis for sales discussions.

Exhibitions provide us with a welcome opportunity to present the KRONES Group and its affiliates in all of their complexity, to present new products and to intensify our customer contact. At the same time, we use exhibitions as a barometer of our customer acceptance and as a mirror of our competition.

For years, the internet has been an important instrument for our communication with our customers, shareholders and other parties interested in our company. The new internet appearance by the KRONES Group gathers all of the Groups activities under a common roof. Since 2002, not only KRONES AG, but also the affiliated companies KETTNER, STEINECKER, SYSKRON, KIC KRONES and SANDER HANSEN can be reached via the website www.krones.com. Thus, the KRONES group is now joined together at a central position and under a uniform structure.

The user can comfortably select the individual companies on our home page, get information on the complete product range of the individual divisions and subsidiaries, pick out company representatives or find out about new developments in the entire KRONES Group. In addition, visitors to our home pages always have the opportunity to change over between different languages. *www.krones.com* is *the* address in the worldwide web for the international brewing, beverage and food industry.



Production and technology

Our consistently applied process and site optimisation and the continued introduction of the manufacturing segmentation in all areas of production are decisive factors for the growth in sales within the KRONES Group. At times of greater utilisation of capacities, we can manufacture more efficiently, significantly lower the lead time and in doing so, continue to improve on our competitive position.





»The first step towards process orientation in the manufacturing sector has been implemented. In doing so, an important focus has been set for the future.«

Alois Müller
Member of the Executive Board
(until 31.12.2002)

Now we want to expand it all to include the rest of manufacturing, assembly and other areas.«

Werner Frischholz
Deputy Member of the Executive Board
(since 1.1.2003)

Process optimisation results in increase in productivity

The simplification of the manufacturing processes and the resulting reduction in production costs and lead times are the overriding aim which we strive towards in our segmentation of the manufacturing sector which started a few years ago. Ever since the successful introduction of manufacturing segmentation, we have significantly increased our productivity and improved on our competitive position. The phased change over to process-oriented manufacture also continued in the year 2002.

Restructuring means that KRONES has substantially less coordination work, lower manufacturing costs and considerable savings as regards lead times. Through this, we are also fulfilling the urgent requests of our customers who, after deciding to invest, place high importance on short delivery times, quick commissioning and availability.

The new manufacturing segmentation replaced performance-oriented manufacture in more and more of our machine production areas. This was marked by the arrangement of similar types of machines at a single location. The result of this was that, to be processed, a manufacturing order had to pass through several departments in whole factory with sometimes even more than one factory being involved. Instead, in segmented manufacture, defined parts are manufactured on an »island«, meaning the segment, with a much higher degree of efficiency. For the employees, one positive aspect of this is the introduction of team work in which order control and the assignment of personnel to the order can be carried out independently by the employees themselves.

This segmentation resulted in significant increases in productivity. The reasons for the improvements lie in a coherent and systematic concept which allows our employees to optimise their potential through adapted structures and processes. The implementation of process-orientated manufacturing structures and the simultaneous introduction of teamwork provides our employees with a great deal of leeway for decisions and improvements. Key data on the capacity and development of the segments are used by our employees and management for orientation. The segment employees' premium bonus is calculated on the basis of this key data. Annual target agreements support our employees in the persistent improvement of the key data.

One of the targets which we strived towards with our manufacturing segmentation has already been reached within a few years – the significant reduction in our processing times. Whereas, in 1997, we needed 12 to 15 months from the signing of the contract to the machine delivery, this has been considerably reduced today to an average of only six months. The ability this has given us to react quickly and flexibly to customer demands has provided KRONES with an invaluable competitive advantage.

In our factories, the departments which had so far been structured on a functional basis have now been fused under one area of responsibility and independent teams have been formed which are aimed at the further optimisation of the assembly processes. The orientation towards modular component assembly has enabled us to gain a high degree of transparency during assembly planning and has given us the flexibility needed to react to customer demands while maintaining a constant level of high quality. Our clear focus on the abilities of the assembly team reduces our processing times and increases our production volume.

We are increasingly standardising our production with a view to increasing our efficiency and minimising costs and KRONES has its own department to deal with this subject. Approximately one third of the machines built by us can be considered for standardisation. On the other hand, the majority of the manufactured plants has been specially designed to suit the demands placed by our customers; however, here we are increasingly implementing modular construction systems so that we can also react quickly by standardising the assembly groups. Standardisation itself is most successful in those areas where different components can be used in the manufacturing segments of different divisions and different factories within the Group. We are already reaching such a high degree of standardisation in the electrical sector. In the mechanical sector, it is mostly the labelling, filling and inspection technology divisions who are gaining from the use of standardised components.

The optimisation of its processes resulted in a considerable increase in productivity for KRONES. Thanks to the significant reduction in lead times, the average period between order placement and machine delivery fell to just six months.

Concentration of abilities at one location

2002 was a year of relocation for numerous KRONES divisions and departments. Under the framework of our site optimisation process in the headquarters in Neutraubling, the aim was to better combine the departments of the individual divisions, to use the space available in a more effective manner and to produce shorter paths. Thus, the labelling and filling technology divisions, for example, moved to new office areas so that they could then make way for the largest division, the systems technology division. The sales division is now concentrated since 2002 in the »round building« of the KRONES administration complex.

The implementation of the new site concept also required the relocation of individual production areas in order to achieve a more efficient flow of materials. And even the assembly department was effected by the restructuring measures. Here, the relocation operations worked towards the goal of creating the additional space needed by the assembly department.

Quicker spare parts supply

With the restructuring of our American subsidiary, KRONES INC., what was up to now the machinery production sector will be concentrated on the manufacture of spare parts from now on. This will allow us to provide a quicker reaction in the supply of spare parts to our customers in the North, Central and South American area. In addition, regionally-organised service technicians are on stand-by for our customers. In our subsidiary in Franklin/Wisconsin, product specialists and service employees process our customers' enquiries and orders. The engineering department and a team of trainers, who carry out customer training sessions either on site or in the Franklin factory, complete our range of services which guarantee our strong presence on the American market.

Environmental protection as a provision for the future

For KRONES, active environmental protection means developing machines which require little energy and natural resources, having »clean« production and manufacturing processes and ensuring absolute safety for our employees.

Great importance is placed on environmental protection at all of KRONES' production sites. We regard it as our duty to our environment and fellow human beings to bring ecological and economic aspects together in harmony and to treat our natural resources with care. Through responsible action, we guarantee maximum security for our employees and the environment.

We are engaged in active environmental protection – both in our machines and in the manufacture and assembly of our lines. The bottling systems and packaging machines manufactured by us have been optimised so that they can be operated with a comparably low energy consumption and cleaning requirement. In addition, we also take care to use recyclable materials in the manufacture of our machines and to reduce the consumption of materials which can be harmful to the environment.

We also observe environmental protection requirements to a special degree during production. Although safe to the environment, all of our production processes are subject to the strictest of environmental obligations and fulfil the most recent standards. Our surface treatment centre with its highly-modern galvanising and coating plants are is exemplary in this respect as it produces practically no hazardous waste.

In our coating centre, air flows incessantly from the ceiling into the coating cabin and pushes any residual coating floating around the cabin downwards. This causes the residual coating to dry and turn into powder within seconds. The powder then falls through a grid and is collected. In the computer-controlled galvanising plant where, in addition to traditional galvanisation, the electro-chemical polishing and anodisation treatment methods are also applied – as well as in the coating plant – the waste water undergoes careful treatment. Our laboratory monitors this process. Caustic and acid solutions are separated and harmful substances such as heavy metals and fluorides are filtered out until the water quality is far below the prescribed values. The waste water which is subsequently fed into the drainage system has almost the same quality as drinking water.

In the plastics centre, we collect the PET containers produced in test runs on our stretch blow-moulding machines in shafts especially embedded in the flooring. There, the plastic bottles are processed to granulate material which is then used for the manufacture of new preforms for the stretch blow-moulding machines – thus completing the circle.





Report by the Supervisory Board

According to the obligations it has by law and the articles of association, the Supervisory Board has monitored the management of the Executive Board and supported them with advice in all decisions regarding corporate policy. The 2002 end-of-year accounts drawn up by the Executive Board and checked by the Bayerische Treuhandgesellschaft AG were approved by the Supervisory Board.



»From a ›higher‹ position, I would like to mention the good and very constructive work achieved within the entire KRONES group. The Executive Board, employee representatives and employees all pull together. And this is most definitely one of the reasons why this company is in such an excellent position.«

Dr. Lorenz Raith
Supervisory Board Chairman

Ladies and Gentlemen,

During the year of the report, the Supervisory Board undertook the obligations which it has according to law and according to the articles of association, monitoring the management of the Executive Board and supporting them with advice. In total, four Supervisory Board meetings and two Economic and Personnel Committee meetings were held.

The focus of the counsel in of the KRONES AG Supervisory Board was placed on business policies and the strategic orientation of the Group due to the changed competitive situation.

The Chairman of the Supervisory Board also maintained regular contact with the Chairman and Deputy Chairman of the Executive Board, who informed him about all the major business happenings, strategic matters and critical subjects, and consulted him on all major decisions. The main issues raised during the consultations were company policy and the Group's strategic orientation with regard to the changed competitive situation.

The end-of-year accounts of KRONES AG, the Group end-of-year accounts and the status report complied together with the Group status report were audited by the account auditor elected by the Annual General Meeting, the Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (commercial auditiors and tax consultants), Regensburg, and awarded an unconditional audit certificate. The auditor took part in the Supervisory Board's balance-sheet meeting and provided a report on it. The Supervisory Board was in agreement with the result of the audit.

In its meeting on 5th May 2002, the end-of-year accounts drawn up by the Executive Board were approved by the Supervisory Board, thus finalising them. The Supervisory Board endorses the Executive Board's proposal for the disposal of the accumulated profit which involves issuing a dividend of 1.00 € per ordinary share and 1.10 € per preference share of the capital stock eligible for dividend, amounting to 26.9 million €.

In the year of the report, there were a few changes to the members of the Supervisory Board. Dieter Jensen, H.H. Prince Alfred Ernst of Löwenstein-Wertheim-Freudenberg and Josef Strobl stepped down from the panel. KRONES AG would like to express its great appreciation to these Supervisory Board members.

Newly elected to the Supervisory Board were Johannes Maschke, Chief Executive of Kronseder Beteiligungsgesellschaft m.b.H., Professor Dr.-Ing. Erich Kohnhäuser, President of the Regensburg college of higher education, and Anton Schindlbeck, Head of Sales for the Central European Region of KRONES AG.

In the constitutional meeting of the Supervisory Board on 19th June 2003, Dr. Lorenz Raith was unanimously re-elected Chairman of the Supervisory Board. Mr. Paul Jogsch, Chairman of the General Works Council was re-elected Deputy Chairman of the Supervisory Board.

In its meeting on 19th June 2002, the Supervisory Board appointed Christoph Klenk and Werner Frischholz new deputy members of the Executive Board, with effect from 1st January 2003. Christoph Klenk takes on the field of »Research & Development and Product Divisions«. Werner Frischholz takes on the field of »Operations« which includes the purchasing, production and service areas.

In its meeting on 27th November 2002, the Supervisory Board bid farewell to Alois Müller who, having reached retirement age, stepped down from the Executive Board on 31st December 2002 as planned. The Supervisory Board would like to express its special thanks to Mr. Müller.

The members of the Supervisory Board would like to thank the Executive Board, the management of the Group, the works councils and all of the employees for their responsible and committed work throughout the 2002 trading year. It is this which forms the basis of our company's success.

Neutraubling, May 2003

The Supervisory Board



Dr. Lorenz M. Raith
Chairman



KRONES AG and Group end-of-year accounts

KRONES Group balance-sheet

Assets	Appendix	31.12.2002		31.12.2001	
		TH€	TH€	TH€	TH€
A. A. Fixed assets					
I. Intangible assets	1				
1. Industrial property rights and and similar rights and values, as well as licences thereto		11,266		11,972	
2. Advanced payments		194		13	
			11,460		11,985
II. Tangible assets	2				
1. Land and buildings including buildings on third-party land		148,633		128,970	
2. Technical plants and machinery		32,476		28,116	
3. Other plant, factory and office equipment		31,245		27,395	
4. Advance payments and construction in progress		6,925		7,044	
			219,279		191,525
III. Financial assets	3				
1. Shares in subsidiaries		1,313		910	
2. Investments in other companies		112		96	
3. Loans to affiliated companies		0		315	
4. Long-term securities		414		541	
5. Other long-term loans receivable		17,060		166	
			18,899		2,028
			249,638		**205,538**
B. Current assets					
I. Inventories	4				
1. Inventories		253,642		257,498	
2. Payments made on account		12,209		4,347	
3. Payments received on orders		-100,698		-119,256	
			165,153		142,589
II. Accounts receivable and other assets					
1. Accounts receivable (trade debtors)	5	313,360		285,867	
2. Due from affiliated companies		5,075		4,346	
3. Other assets		30,971		21,623	
			349,406		311,836
III. Securities	6				
Other securities			890		1,039
IV. Liquid funds	7		35,315		61,397
			550,764		**516,861**
C. Prepaid expenses and accrued income			**5,506**		**3,591**
Balance-sheet total			**805,908**		**725,990**

Liabilities	Appendix	31.12.2002 TH€	31.12.2002 TH€	31.12.2001 TH€	31.12.2001 TH€
A. Capital stock					
I. Subscribed capital	8				
1. Ordinary shares		17,782		17,782	
2. Preference shares		9,140		9,140	
			26,922		26,922
II. Capital reserve			103,703		103,703
III. Revenue reserve					
1. Legal reserve		51		51	
2. Other revenue reserves	9	209,466		181,164	
including offset active balance from initial consolidation TH€ 222					
			209,517		181,215
IV. Unappropriated retained earnings	10		68,655		68,689
V. Shares in third-party ownership	11		1		531
			408,798		**381,060**
B. Special items with reserve component			**0**		**1**
C. Provisions and accruals	12				
1. Provisions for pensions and similar obligations		39,031		37,913	
2. Provisions for taxes		41,971		23,026	
3. Other provisions		190,419		168,792	
			271,421		**229,731**
D. Shareholders' equity and liabilities	13				
1. Due to banks		737		2,014	
2. Accounts payable		68,039		67,225	
3. Due to affiliated companies		1,068		955	
4. Other liabilities		55,787		44,946	
			125,631		**115,140**
E. Deferred income			**58**		**58**
Balance-sheet total			**805,908**		**725,990**

KRONES Group profit-and-loss account

	Appendix	2002		2001	
		TH€	TH€	TH€	TH€
Sales revenues	16	1,304,869		1,165,406	
Change in product inventories and own work in progress		-1,467		37,276	
Capitalised cost of self-constructed assets		2,812		1,990	
Other operating income	17	52,349	**1,358,563**	20,942	1,225,614
Cost of materials	18				
a) Cost of raw materials, consumables and purchased materials		-468,076		-417,484	
b) Cost of purchased services		-68,755	**-536,831**	-51,735	-469,219
Personnel expenses	19				
a) Wages and salaries		-373,202		-351,673	
b) *Social security contributions, pension and welfare costs*		-78,730	**-451,932**	-77,392	-429,065
Depreciation of intangible fixed assets and tangible assets	20	-37,144		-34,836	
Other operating expenses	21	-231,688		-204,141	
Investment income	22	270		310	
Income from other investments and long-term loans	22	94		83	
Other interest and similar income	22	6,549		6,548	
Amortisation of financial assets	22	-805		0	
Interest and similar expenses	22	-4,653	**-267,377**	-2,458	-234,494
Results from ordinary business activities			102,423		92,836
Taxes on income	23		-43,131		-40,269
Other taxes	23		-1,979		-2,233
Net income			57,313		50,334
Profit carried forward from previous year			41,490		41,336
Allocation to revenue reserve to other revenue reserves			-30,148		-22,903
Profit due from non-Group sources	24		0		-78
Unappropriated retained earnings			**68,655**		68,689

KRONES Group statement of sources and application of funds

	2002	2001
	TH€	TH€
Periodic profit	57,313	50,334
Depreciation/appreciation of fixed assets	37,949	34,836
Increase in provisions and accruals	46,260	43,428
Other non-transactional measures	6,474	-1,805
Profit from the sale of fixed assets	-108	-910
Changes in inventories, accounts receivable and other assets not attributable to investment or financing activity	-84,204	-62,642
Changes in accounts payable and other liabilities not attributable to investment or financing activity	14,527	-2,736
Cash flow from current trade activities	**78,211**	**60,505**
Receipts from sales of fixed assets	1,643	1,377
Moneys paid out for investment in tangible assets	-65,893	-55,655
Moneys paid out for investment in intangible assets	-4,925	-2,010
Moneys paid out for investment in financial assets	-17,055	-28
Moneys paid out for the acquisition of consolidated companies and other business units	-724	0
Cash flow from investment	**-86,954**	**-56,316**
Moneys paid out to share holders/minority shareholders	-9,895	-7,365
Moneys paid out for the repayment of loans and financial credits	-1,154	-807
Cash flow from financial activities	**-11,049**	**-8,172**
Change in liquid funds	-19,792	-3,983
Changes to liquid funds due to exchange rates, consolidation and evaluation	-6,439	126
Liquid funds on January 1st	62,436	66,293
Liquid funds on December 31st	**36,205**	**62,436**

Analysis of KRONES Group fixed assets

	Purchase/manufacturing costs						
	01.01.2002	Additions	Subsequent activation	Disposals	Book transfers	Currency differences	31.12.2002
	TH€	TH€	TH€	TH€	TH€	TH€	TH€
I. Intangible fixed assets							
1. Industrial property rights and and similar rights and values, as well as licences thereto	39,676	4,744	1,800	493	17	-430	45,314
2. Goodwill	49,186	0	0	0	0	0	49,186
3. Payments made on account	13	181	0	0	0	0	194
	88,875	4,925	1,800	493	17	-430	94,694
II. Tangible fixed assets							
1. Land and buildings including buildings on third-party land	205,363	22,656	409	1,958	6,196	-7,620	225,046
2. Technical plants and machinery	142,745	13,613	25	6,107	0	-3,145	147,131
3. Other plant, factory and office equipment	129,933	22,797	273	7,378	43	-3,807	141,861
4. Advance payments and construction in progress	7,044	6,827	0	210	-6,719	-15	6,927
	485,085	65,893	707	15,653	-480	-14,587	520,965
III. Financial assets							
1. Shares in subsidiaries	923	431	0	28	0	0	1,326
2. Investments in other companies	96	40	0	0	463	0	599
3. Loans to participating companies	315	0	0	0	0	0	315
4. Long-term securities	547	111	0	180	0	-62	416
5. Other long-term loans receivable	166	16,904	0	8	0	-2	17,060
	2,047	17,486	0	216	463	-64	19,716
	576,007	**88,304**	**2,507**	**16,362**	**0**	**-15,081**	**635,375**

Depreciation							Net book value	
01.01.2002	Additions	Subsequent activation	Disposals	Book transfers	Currency differences	Cumulative depreciat.	31.12.2002	31.12.2001
TH€	TH€	TH€	TH€	TH€	TH€	TH€	TH€	TH€
27,704	5,596	1,380	423	2	-211	34,048	11,266	11,972
49,186	0	0	0	0	0	49,186	0	0
0	0	0	0	0	0	0	194	13
76,890	5,596	1,380	423	2	-211	83,234	11,460	11,985
76,393	5,318	38	813	0	-4,523	76,413	148,633	128,970
114,629	8,672	14	5,951	0	-2,709	114,655	32,476	28,116
102,538	17,556	177	6,563	-2	-3,090	110,616	31,245	27,395
0	2	0	0	0	0	2	6,925	7,044
293,560	31,548	229	13,327	-2	-10,322	301,686	219,279	191,525
13	0	0	0	0	0	13	1,313	910
0	487	0	0	0	0	487	112	96
0	315	0	0	0	0	315	0	315
6	3	0	7	0	0	2	414	541
0	0	0	0	0	0	0	17,060	166
19	805	0	7	0	0	817	18,899	2,028
370,469	**37,949**	**1,609**	**13,757**	**0**	**-10,533**	**385,737**	**249,638**	**205,538**

KRONES AG balance sheet

Assets	Appendix	31.12.2002 TH€	31.12.2002 TH€	31.12.2001 TH€	31.12.2001 TH€
A. Assets					
I. Intangible assets	1				
Industrial property rights and similar rights and values, as well as licenses as well as licences thereto			5,022		4,176
II. Tangible assets	2				
1. Land and buildings including buildings on third-party land		76,660		60,757	
2. Technical plants and machinery		29,157		23,395	
3. Other plant, factory and office equipment		21,969		16,741	
4. Advance payments and construction in progress		6,431		3,034	
			134,217		103,927
III. Financial assets	3				
1. Shares in subsidiaries		97,634		96,910	
2. Investments in other companies		112		96	
3. Loans to affiliated companies		0		315	
4. Long-term securities		135		39	
5. Other long-term loans receivable		16,989		89	
			114,870		97,449
			254,109		**205,552**
B. Current assets					
I. Inventories	4				
1. Raw materials and supplies		47,010		46,166	
2. Work in progress		82,061		67,530	
3. Finished goods and goods for resale		53,469		57,119	
4. Payments made on account		3,199		3,412	
5. Payments received on orders		-66,532		-75,348	
			119,207		98,879
II. Accounts receivable and other assets	5				
1. Accounts receivable (trade debtors)		167,912		183,705	
2. Due from affiliated companies		85,699		71,689	
3. Other assets		22,065		12,626	
			275,676		268,020
III. Short-term securities	6				
Other marketable securities			0		10
IV. Liquid funds	7		13,223		25,213
			408,106		**392,122**
C. Prepaid expenses and accrued income			**646**		**215**
Balance-sheet total			**662,861**		**597,889**

Liabilities	Appendix	31.12.2002 TH€	31.12.2002 TH€	31.12.2001 THE	31.12.2001 THE
A. Capital stock					
I. Subscribed capital	8				
1. Ordinary shares		17,782		17,782	
2. Preference shares (without voting rights)		9,140		9,140	
			26,922		26,922
II. Capital reserve			103,703		103,703
III. Revenue reserve					
1. Legal reserve		51		51	
2. Other revenue reserves	9	199,966		154,966	
			200,017		155,017
IV. Unappropriated retained earnings	10				
1. Profit carried forward		825		928	
2. Year-end surplus after transfer of revenue reserves		33,199		24,733	
			34,024		25,661
			364,666		**311,303**
B. Provisions and accruals	12				
1. Provisions for pensions and similar obligations		35,147		33,715	
2. Provisions for taxes		35,396		18,936	
3. Other provisions		127,941		113,601	
			198,484		**166,252**
C. Liabilities	13				
1. Due to banks		0		0	
2. Accounts payable		44,368		47,748	
3. Due to affiliated companies		26,605		54,654	
4. Other liabilities		28,738		17,932	
			99,711		**120,334**
Balance-sheet total			**662,861**		**597,889**

KRONES AG profit-and-loss account

	Appendix	2002		2001	
		TH€	TH€	TH€	TH€
Sales revenues	16	1,081,760		902,132	
Change in product inventories and work in progress		6,715		37,765	
Capitalised cost of self-constructed assets		2,812		1,990	
Other operating income	17	33,177	**1,124,464**	15,144	**957,031**
Cost of materials	18				
a) Cost of raw materials, consumables and purchased materials		-490,317		-397,608	
b) Cost of purchased services		-69,602	**-559,919**	-57,003	**-454,611**
Personnel expenses	19				
a) Wages and salaries		-243,884		-227,264	
b) Social security contributions, pension and welfare costs		-49,411	**-293,295**	-48,466	**-275,730**
Depreciation of intangible fixed assets and tangible assets	20	-26,199		-23,113	
Other operating expenses	21	-156,986		-139,159	
Investment income	22	12,703		12,078	
Income from other investments and long-term loans	22	82		51	
Other interest and similar income	22	3,814		4,427	
Amortisation of financial assets	22	-318		0	
Interest and similar expenses paid	22	-5,026	**-171,930**	-4,971	**-150,687**
Results from ordinary business activities			99,320		76,003
Taxes on income	23		-35,922		-28,313
Other taxes	23		**-199**		-957
Net income			63,199		46,733
Profit carried forward from previous year			825		928
Allocation to revenue reserve to other revenue reserves			**-30,000**		**-22,000**
Balance-sheet profit			**34,024**		**25,661**

KRONES AG statement of sources and application of funds

	2002 TH€	2001 TH€
Periodic profit	63,199	46,733
Depreciation/Appreciation of fixed assets	26,517	23,113
Increase in provisions and accruals	30,503	46,055
Other non-transactional measures	-5,651	-126
Profit/loss from the sale of fixed assets	-110	-191
Increase in inventories, accounts receivable and other assets not attributable to investment or financing activity	-31,250	-94,484
Changes in accounts payable and other liabilities not attributable to investment or financing activity	-11,098	11,268
Cash flow from current trade activities	**72,110**	**32,368**
Receipts from sales of fixed assets	245	406
Moneys paid out for investment in tangible assets	-52,719	-42,459
Moneys paid out for investment in intangible assets	-4,057	-1,368
Moneys paid out for investment in financial assets	-17,744	-1,006
Cash flow from investment	**-74,275**	**-44,427**
Moneys paid out to share holders	-9,835	-7,365
Moneys paid out for the repayment of loans and financial credits	0	-70
Cash flow from financial activities	**-9,835**	**-7,435**
Change in liquid funds	-12,000	-19,494
Changes to liquid funds due to exchange rates and evaluation	0	126
Liquid funds on January 1st	25,223	44,591
Liquid funds on December 31st	**13,223**	**25,223**

Analysis of KRONES AG fixed assets

	Purchase/manufacturing costs					
	01.01.2002	Additions	Revaluation	Disposals	Book transfers	31.12.2002
	T€	T€	T€	T€	T€	T€
I. Intangible assets						
Industrial property rights and similar rights and as well as licences thereto	23,341	4,057	1,800	0	0	29,198
II. Tangible assets						
1. Land and buildings including buildings on third-party land	108,997	15,857	409	7	2,771	128,027
2. Technical plants and machinery	115,487	13,210	25	5,035	0	123,687
3. Other plant, factory and office equipment	88,323	17,239	273	2,503	34	103,366
4. Advance payments and construction in progress	3,034	6,413	0	211	-2,805	6,431
	315,841	52,719	707	7,756	0	361,511
III. Financial assets						
1. Shares in subsidiaries	165,080	724	0	0	0	165,804
2. Investments in other companies	96	16	0	0	0	112
3. Loans to affiliated companies	315	0	0	0	0	315
4. Long-term securities	39	99	0	0	0	138
5. Other long-term loans receivable	89	16,905	0	5	0	16,989
	165,619	17,744	0	5	0	183,358
	504,801	**74,520**	**2,507**	**7,761**	**0**	**574,067**

Depreciation					Net book value	
01.01.2002	Additions	Revaluation	Disposals	31.12.2002	31.12.2002	31.12.2001
T€	T€	T€	T€	T€	T€	T€
19,165	3,631	1,380	0	24,176	5,022	4,176
48,240	3,089	38	0	51,367	76,660	60,757
92,092	7,416	14	4,992	94,530	29,157	23,395
71,582	12,063	177	2,425	81,397	21,969	16,741
0	0	0	0	0	6,431	3,034
211,914	22,568	229	7,417	227,294	134,217	103,927
68,170	0	0	0	68,170	97,634	96,910
0	0	0	0	0	112	96
0	315	0	0	315	0	315
0	3	0	0	3	135	39
0	0	0	0	0	16,989	89
68,170	318	0	0	68,488	114,870	97,449
299,249	**26,517**	**1,609**	**7,417**	**319,958**	**254,109**	**205,552**

Notes for KRONES AG and the group

General information

The explanatory notes below relate to the year-end results of both the public limited company KRONES AG, Neutraubling (KRONES AG), and consolidated financial statement of KRONES AG, Neutraubling (KRONES Group). Except where expressly stated, the comments apply to both sets of results.

Statutory principles

The year-end results and Group results of KRONES AG have been prepared in accordance with the rules laid down in Volume Three of the HGB and AktG laws. They incorporate the year-end results of six domestic and thirteen foreign subsidiaries (full consolidation). The Group year-end results apply the entity principle prescribed in §297, Section 3, Para. 1 of the HGB. The profit-and-loss account was prepared in accordance with the »total cost« accounting principle.

Companies embraced by consolidation

The Group year-end accounts dated 31st December 2002 of KRONES AG include, in addition to KRONES AG, all major domestic and foreign subsidiaries for which KRONES AG is in the possession of more than 50% franchise.

The consolidation group comprises six domestic and 13 foreign subsidiaries. Since last year, the following companies have been omitted from the KRONES AG consolidated group. The KRONES Maschinenfabrik Ges.m.b.H, Vienna/Austria ended its operative business activities in 2002 and left the consolidated group as of 31st December 2002. The company Brau-Control Steuerungstechnik GmbH, Freising, which was included in the consolidated group last year, merged with Anton Steinecker Maschinenfabrik GmbH on 1st January 2002, meaning it has also left the KRONES AG consolidated group.

In the trading year, KRONES AG acquired a additional 2% of shares in Anton Steinecker Maschinenfabrik GmbH, Freising. Initial consolidation was effected at the time of acquisition. A resulting active difference was openly offset against the profit reserves.

Because of their minor significance for the portrayal of the Group's assets, finances and results, the seventeen direct and two indirect subsidiaries are not embraced by the consolidated accounts. A list of shareholdings has been deposited with the Registrar of Companies.

Consolidation principles

The end-of-year accounts of companies included within the Group end-of-year accounts are always prepared in accordance with uniform balance-sheet and valuation principles They have all been prepared by the appointed day for the Group year-end results.

Capital consolidation is performed according to the book value method. In the Group balance-sheet, the fixed assets and debts of subsidiaries are stated instead of the book value of shareholdings. The purchase costs of shareholdings are offset against the proportional equity capital at the time of purchase or when first consolidated. If the purchase costs are higher than the proportional equity capital, the difference is wholly or partly allocated to the assets of the subsidiary. Residual asset differences are offset against the Group profit reserves or capitalised as goodwill. Differences classed as liabilities that arise from capital consolidation are allocated to Group reserves according to their balance-sheet category.

Third-party shareholdings in the equity of consolidated companies are reported as shareholdings in third-party possession.

Other consolidations concern the totalling of receivables and liabilities, and reportable guarantee agreements with or benefiting the companies included. Internal Group sales and other revenue items are offset against the relevant internal Group expenditure items.

The intermediate results from goods and services inside the group are not eliminated, as they are of minor importance to the portrayal of the Group's assets, finances and results.

With the exception of normal goods and services transactions, included Group companies did not purchase any items from other consolidated Group companies. Consequently, an additional interim profit elimination is not required.

Shares in subsidiaries not included in the consolidation are reported in the Group end-of-year accounts at the shareholding book value.

Currency conversion

Receivables and liabilities in foreign currencies are valued at the rate applicable when originally entered in the accounts or, where forward exchange cover was secured, at the cover rate. Where exchange rates produce losses not yet realised by the balance-sheet date, these are accounted for as appropriate. Unrealised exchange-rate profits are not reported.

For items in the Group balance sheet, including the profit for the year, currency conversion of the year-end accounts of the foreign Group subsidiaries is performed at the rate applicable on the balance-sheet date. Group profit-and-loss account entries are converted at the average rates for the year.

Exchange-rate differences from the previous year arising from capital consolidation are always offset against the other profit reserves such that it does not affect the results. Conversion differences in the Group profit-and-loss account are accounted for under other operating expenditure, particularly the difference between the year-end result at average rates, and the year-end-result reported in the profit-and-loss account at accounting date rates, the latter of which agrees with the balance-sheet statement.

Foreign exchange differences arising from debt consolidation are included under either other operating revenues or other operating expenditure, such that they affect the result.

Accounting and valuation methods

Accounting and valuation are performed in accordance with the rules applicable to incorporated firms. Variant methods as specified in § 284, section 2 number 3,331, section 1 number 3 of the HGB have not been employed.

Assets

Purchases of intangible asset items are recorded at fiscally mandatory capitalised purchase cost and are written off in equal instalments according to their expected useful life of between 3 and 20 years.

Tangible assets are valued at purchase or production cost less budgeted depreciation. The production costs of self-manufactured plants include both directly calculable costs and a portion of general overheads.

Tangible fixed assets are written down at the highest fiscally permissible rates. In the 2002 trading year, the new AfA tables and the maximum digressive depreciation rate of 20% were implemented for accruals. Buildings and non real-estate fixed asset items belonging to KRONES AG are, where permissible, depreciated digressively, whilst all other fixed asset items are depreciated in equal instalments. The method of depreciation applied to non-real-estate fixed assets is changed from digressive to straight-line if this yields a higher rate of depreciation.

The appreciation from the 2001 audit for the 1998 to 2000 assessment periods are listed in the analysis of fixed assets.

Budgeted depreciation of fixed asset items is calculated on the basis of the following service-life periods, applied uniformly within each category:

Buildings	25–50 years
Machinery	5–10 years
Fixtures, fittings, tools and equipment	5–13 years
Computer software/other rights	3–4 years

Non-real-estate fixed assets acquired during the first year-half are depreciated at the full rate, whilst those acquired during the second year-half are depreciated at half the annual rate. Low value asset items are depreciated in full in the year of acquisition as described in § 6, Section 2 of the EStG. They are recorded as a disposal the following year.

Shares in affiliated undertakings and holdings are entered at purchase cost less the appropriate depreciation. Securities and loans are reported at their face value or at current market value if lower; no reinstatements to original values were necessary. Inventories are valued at purchase or production cost or, if lower, at current value.

Manufacturing costs of finished and unfinished goods and work in progress include production materials and wages as well as mandatory fiscally capitalised material and overhead costs. Prices are reduced to the lower reportable value in accordance with the minimum value principle. These reductions take account of all stock risks arising from limited marketability or from duration of storage, that were identifiable at the date of the year-end account.

Accounts receivable and other assets are valued at purchase cost. Identifiable risks are accounted for by individual adjustments, whilst the general credit and financing risk is allowed for by a lump-sum adjustment. Receivables from previous years and those long overdue for settlement are generally discounted according to the anticipated date of settlement. Foreign currency receivables from exports are always recorded at the rate applicable on the date of posting or, if lower, at the rate applicable on the balance-sheet date. Items secured by forward rate cover are entered at the secured rate. Current asset investments are entered either at purchase cost or, if lower, at the stock-exchange price.

Where permissible, the unbudgeted and fiscal depreciation performed in previous years is continued with respect to all fixed asset and current asset items. Tax depreciation has no major influence on the Group result. The prepayments and accrued income item was compiled to the extent permitted under commercial law.

Liabilities

Pension provisions reflect cash pension values and partial values of pension entitlements. Other reserves are formed for those accounts payable which constitute a burden on assets and whose amount or date of incidence is the subject of uncertainty. They are formed for all identifiable risks and insecure commitments according to reasonable commercial judgement. Valuation is made by reference to the probable amount.

Liabilities are recorded at either the nominal amount or, if higher, at the repayment amount. Foreign currency commitments not secured by forward rate cover arising from goods and services provided are entered under liabilities at the selling rate when the invoice was received, or at the selling rate on the balance-sheet date, if higher. Figures for liabilities arising from acceptances, warranties and guarantee contracts represent the value-dated amount at the balance-sheet date.

Commentary on the balance sheet

Assets

Fixed assets

Fixed asset items listed in the balance sheets are shown on pages 82/83 and 88/89. The book/balance-sheet figures shown are determined by reference to purchase or production costs in application of the principle of recording all planned receipts and expenditures in the budget.

1 Intangible assets

The amount for additions within both the Group and AG essentially relates to computer software licences.

2 Tangible assets

The additions under land and buildings derive from land purchases and new constructions at KRONES AG (15,857 TH€) and the extension of the Raubling factory of KETTNER GmbH, Rosenheim (3,401 TH€). Group investments in other tangible assets to the value of 46,635 TH€ were mainly related to the capacity-boosting and modernisation of our production sites. In the Neutraubling factory, investments were made in the expansion of production capacity for the plastics technology division and in major machine developments. By ending the consolidation of KRONES Maschinenfabrik Ges.m.b.H, acquisition or construction costs to the value of 1,127 TH€, as well as depreciation to the value of 365 TH€ were deducted

3 Financial assets

A credit to the value of 10,500 TH€ was extended to KOSME GmbH, Sollenau/Austria, with one to the value of 6,400 TH€ being granted to associates. The end of the consolidation with KRONES Maschinenfabrik Ges.m.b.H, Vienna/Austria resulted in a deduction in acquisition costs to the value of 104 TH€ and depreciation amounting to 6 TH€. 431 TH€ were added through shares in affiliated companies.

4 Inventories

The value of KRONES AG inventories rose by 6.6% compared to the previous year. At Group level inventories including advance payments rose by 1.5%. Approximately 37.9% of these were prefinanced using customer down-payments.

5 Accounts receivable and other assets

KRONES AG	31.12.2002	of which residual term > 1 year	31.12.2001	of which residual term > 1 year
	TH€	TH€	TH€	TH€
Accounts receivable (trade debtors)	167,912	5,499	183,705	7,263
Due from affiliated companies	85,699	—	71,689	—
Other assets	22,065	2,763	12,626	2,282
	275,676	**8,262**	**268,020**	**9,545**

Of the total KRONES AG accounts receivable, 22% are due from domestic customers and 78% from foreign customers.

KRONES GROUP	31.12.2002	of which residual term > 1 year	31.12.2001	of which residual term > 1 year
	TH€	TH€	TH€	TH€
Accounts receivable (trade debtors)	313,360	8,213	285,867	12,813
Due from affiliated companies	5,075	—	4,346	439
Other assets	30,971	3,049	21,623	3,164
	349,406	**11,262**	**311,836**	**16,416**

The accounts receivable from affiliated companies are the result of services within the Group.

6 Short-term securities

This heading reports financial assets invested in fixed-rate securities.

7 Liquid funds

	KRONES AG		KRONES GROUP	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
	TH€	TH€	TH€	TH€
Cash on hand	12	11	75	103
Cash in bank accounts	13,211	25.202	35,240	61,294
	13,223	**25.213**	**35,315**	**61,397**

8 Subscribed capital

KRONES AG's capital amounts to € 26,922,135.36. This is divided into:

6,955,729 registered ordinary shares
3,575,295 registered preference shares.

The Annual General Meeting on 19th June 2002 and the special meeting of preference shareholders on the same day passed a resolution establishing a stock of approved capital. The Executive Board, with the approval of the Supervisory Board, is permitted to use this approved capital to increase the share capital by issuing new registered ordinary shares or registered preference shares without voting rights, once or more than once, in exchange for cash deposits of up to € 10,000,000.00. This it may do before 31st May 2007. Shareholders must be granted subscription rights to these shares.

The Annual General Meeting on 19th June 2002 passed a resolution empowering the company to by and sell their own company shares by 19th December 2003. The inventory of stock acquired for this purpose, together with the other company shares which the company has already acquired and still owns, must not exceed 10% of KRONES AG's approved capital. The lowest countervalue to which a company-owned share can be purchased is to be fixed at the mean value of the unitary rate for this share on the Frankfurt stock exchange over the last five days of trading prior to the Executive Boards decision to purchase, minus 10%. The highest countervalue is fixed at this mean value plus 10%.

At the Annual General Meeting on 19th June 2002, a resolution was passed which, with the approval of the Supervisory Board, empowers the Executive Board to call in own shares in KRONES AG without this requiring an additional Annual General Meeting resolution. This can be exercised for the shares as a whole or in part.

9 Other revenue reserves

KRONES AG	2002	2001
	TH€	TH€
Level at 1st January	154,996	123,432
Allocated from net income by the Executive Board	30,000	22,000
Allocated from balance-sheet profit by the Annual General Shareholders' Meeting	15,000	11,760
Deduction arising from simplified equity reduction	—	-2,226
Level at 31st December	**199,966**	**154,966**

KRONES GROUP	2002	2001
	TH€	TH€
Level at 1st January	181,164	149,252
Profit-neutral foreign exchange effects	-16,514	973
Allocated from Group net income	30,148	22,000
Allocated from previous year's balance-sheet profit	15,000	11,165
Deduction/difference from capital consolidation	-222	—
Deduction from final consolidation	-110	—
Deduction arising from simplified equity reduction	—	-2,226
Level at 31st December	**209,466**	**181,164**

10 Unappropriated retained earnings

	KRONES AG		KRONES GROUP	
	2002	2001	2002	2001
	TH€	TH€	TH€	TH€
(Group) net income after allocation to revenue reserves (and profit shares to non-Group sources)	33,199	24,733	27,165	27,353
Profit carried forward	825	928	41,490	41,336
Unappropriated retained earnings	**34,024**	**25,661**	**68,655**	**68,689**

11 Shares in third-party ownership

The balancing entry in the Group balance-sheet for shares in third-party ownership represents third-party equity holdings and profit shares in Anton Steinecker Maschinenfabrik GmbH.

12 Provisions and accruals

Pension regulations stipulate that employees that had joined the KRONES AG by the 1999 trading year have a right to retirement, disability and widow's pensions. The entry for pension provisions is based upon expert actuarial opinion. Amounts are determined by applying an interest rate of predominately 5.5% on the basis of the 1998 table of guidelines. There is an under-accrual of 1 TH€. Indirect pensions payable which are not covered by the KRONES Welfare Fund e.V amount to 1,392 TH€.

Tax reserves make provision for anticipated tax payments to be paid by KRONES AG and the KRONES subsidiaries. Potential taxes amounting to 582 TH€ are contained in the Group.

Other provisions cover all identifiable risks and other uncertain commitments.

In KRONES AG, these mainly comprise provisions for semi-retirement (11,300 TH€), installation services yet to be provided (35,390 TH€) and guarantees (36,600 TH€).

In the KRONES group, provisions are included for personnel expenses (6,958 TH€), administration expenses (1,948 TH€) and for threatened losses (825 TH€).

13 Liabilities

All KRONES AG liabilities listed have a residual term of less than one year. No securities are pledged.

Out of the listed liabilities of the KRONES Group which are due to banks, 266 TH€ are due in 1 to 5 years and the remainder due within one year. The liabilities due to banks amounting to 737 TH€ are secured by mortgages.

The liabilities due to affiliated companies are the result of services rendered within the Group.

Other liabilities of the KRONES AG include liabilities from taxes in the amount of 3,122 TH€ (previous year 2,713 TH€) as well as liabilities within social security in the amount of 6,389 TH€ (previous year 6,020 TH€). Other liabilities of the KRONES Group include liabilities from taxes in the amount of 15,220 TH€ (previous year 12,471 TH€) as well as liabilities within social security in the amount of 10,262 TH€ (previous year 9,836 TH€).

14 Contingencies

	KRONES AG		KRONES GROUP	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
	TH€	TH€	TH€	TH€
Acceptance liabilities	16,318	9,047	16,318	9,825
Liabilities on guarantees and warranty agreements	11,330	10,151	18,105	28,446
	27,648	**19,198**	**34,423**	**38,271**

Acceptance liabilities are the product of the issue and transfer of commodity bills. Guarantees and warranty agreements consist both of cover for instalment payments and balance of price payments, and of guarantees arising from credit insurance contracts.

15 Other financial liabilities

	KRONES AG		KRONES GROUP	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
	TH€	TH€	TH€	TH€
Repurchase obligation from artificial security pension transactions	13,995	–	13,995	–
Rental and leasing contracts	25,813	25,025	32,972	32,798
Maintenance contracts	4,233	2,938	4,233	3,939
Commitments from orders	–	–	275	–
	44,041	**27,963**	**51,475**	**36,737**

Leasing liabilities result principally from a leasing agreement with a pre-emptive right on a site and factory building in Neutraubling.

Liabilities from maintenance contracts relate to computer hardware and software and to office communications equipment.

Comments on the profit-and-loss account

16 Sales revenues

KRONES AG	2002	2001
Breakdown by region		
Germany	27%	30%
Rest of Europe	30%	34%
Other regions	43%	36%

KRONES KONZERN	2002	2001
Breakdown by region		
Germany	23%	25%
Rest of Europe	33%	36%
Other regions	44%	39%

17 Other operating income

	KRONES AG		KRONES GROUP	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
Term-unrelated revenue	TH€	TH€	TH€	TH€
Revenue from the disposal of fixed assets	186	258	377	1,121
Revenue from the liquidation of reserves	5,955	2,907	15,836	5,723
Revenue from the abatement of one-off and lump sum adjustments to receivables	884	1,913	884	1,980
Revenue from the appreciation of fixed asset items	898	—	898	—
Other term-unrelated revenue	1,193	—	1,891	—
Other operating revenue	24,061	10,066	32,463	12,118
	33,177	**15,144**	**52,349**	**20,942**

The other operating revenue of KRONES AG mostly comprise revenue gained from the renunciation of sponsorship (9,533 TH€), contributions to affiliated companies (1,220 TH€) and currency gains (3,015 TH€), as well as income from the use of other provisions (6,910 TH€).

The other operating revenue of the KRONES Group contains currency differences from the consolidation of debts (9,969 TH€).

18 Cost of materials

The cost of materials within the Group amounted to 41.1 % of total value of production (previous year: 38.9 %)

19 Personnel expenses

	KRONES AG		KRONES GROUP	
	2002	2001	2002	2001
	TH€	TH€	TH€	TH€
Wages and salaries	243,884	227,264	373,202	351,673
Social security contributions and expenses for pensions and welfare	49,411	48,466	78,730	77,392
of which for pensions	(3,868)	(6,033)	(4,140)	(6,710)
	293,295	**275,730**	**451,932**	**429,065**

Average number of staff during the year	KRONES AG		KRONES GROUP	
	2002	2001	2002	2001
Salaried staff	2,779	2,577	4,181	3,942
Wage-earning staff	2,894	2,856	4,253	4,235
Total	**5,673**	**5,433**	**8,434**	**8,177**

At KRONES AG during 2002, the average number of staff in training was 316 (previous year: 293).

20 Depreciation

Depreciation on intangible, tangible and financial fixed assets may be found in the table »Analysis of Fixed Assets« (pages 82/83 and 88/89). At KRONES AG, unforeseen depreciation to the value of 315 TH€ was effected on loans to affiliated companies.

21 Other operating expenses

Other operating expenses include term-unrelated expenses from losses related to the deduction of fixed assets to the value of 72 TH€ (previous year: 67 TH€) for KRONES AG, as well as 269 TH€ (previous year: 211 TH€) for the KRONES Group.

22 Financial results

	KRONES AG		KRONES GROUP	
	2002	2001	2002	2001
	TH€	TH€	TH€	TH€
Profit from shareholdings				
Investment revenue from affiliated companies	12,703	12,078	270	310
Interest revenue				
Income from other investments				
and long-term loans	82	51	94	83
Other interest revenue and similar income				
from affiliated companies	1,427	1,476	–	–
from other companies	2,387	2,951	6,549	6,548
Interest and similar expenses paid				
to affiliated companies	-2,302	-3,507	–	–
to other companies	-2,724	-1,464	-4,653	-2,458
	11,573	11,585	2,260	4,483
Amortisation of financial assets	-318	–	-805	–
Financial result	**11,255**	**11,585**	**1,455**	**4,483**

23 Taxes

The heading »revenue and profit taxes« includes the trading year's tax burdens for the relevant periods. A corporate tax credit on profits paid out in the 2003 trading year, amounting to 1,815 TH€ for KRONES AG and 2,099 TH€ for the Group, has been deducted. The taxes on earnings at KRONES AG includes term-unrelated tax expenditures to the value of 2,400 TH€ and term-unrelated tax revenues to the value of 1,602 TH€. The taxes on earnings for the KRONES Group includes term-unrelated tax expenditures to the value of 2,492 TH€ and term-unrelated tax revenues to the value of 1,602 TH€.

Other taxes reported include property tax and vehicle tax.

24 Profit due to third-party shareholders

This heading embraces the proportion of profits due to third-party shareholders in the subsidiary Anton Steinecker Maschinenfabrik GmbH.

Additional comments

25 Statement of sources and application of funds

The capital flow statement shows how the funds of the KRONES Group changed in the course of the reporting year through the inflow and outflow of funds. In it, the flow of funds is broken down into trading, investment and financial activities. The level of funds comprises the liquid funds and the securities from current assets.

In the cash flow from investment activities, investments in fixed assets to the value of 88,304 TH€ have been listed for the Group. The cash flow from financing activity includes paid dividends and the redemption of financial liabilities.

Especially due to increased investments in fixed assets and exchange rate related changes, the level of Group funds has fallen by 26,231 TH€ when compared to the previous year. The cash flow from day-to-day business activities contains 2,274 TH€ in KRONES AG interest payments (previous year: 1,464 TH€) and 4,653 TH€ in Group interest payments (previous year: 2,458 TH€), as well as taxes on earnings amounting to 19,463 TH€ paid by KRONES AG (previous year: 11,589 TH€) with 23,694 TH€ (previous year: 21,286 TH€) being paid by the Group. Dividend distributions to the value of 60 TH€ were paid to minority shareholder Anton Steinecker Maschinenfabrik GmbH, Freising.

26 Segment reporting

The »machines and lines for beverage production« division combines Anton Steinecker Maschinenfabrik GmbH, Freising, SYSKRON GmbH, Neutraubling and SANDER HANSEN International A/S, Glostrup, Denmark. The »machines and lines for packing and palletising« division comprises KETTNER GmbH, Rosenheim. All of the other companies of the Group are allocated to the »machines and complete lines for product bottling and finishing« division.

The sales are allocated to different regions, according to where the customer is located. »Depreciation« relates to fixed assets. Group internal sales are carried out at market prices.

»Total assets« covers fixed assets, current assets, prepayments and accrued income. The investments relate to the additions to fixed assets. The assets and investments are listed according region depending on the location of the asset or investment object. Debts comprise the short-term provisions and liabilities, as well as financial debts.

»Return on sales« illustrates the ratio of profit after tax to sales.

27 Remuneration of the Supervisory Board and Executive Board

The total remuneration paid to the Supervisory Board amounted to 132 TH€, and to the Executive Boards 2,544 TH€ of which 1,113 TH€ were variable remunerations dependent on profit. Remuneration paid to former Board members amounted to 536 TH€.

28 Shareholdings

A list of shareholdings is deposited with the Registrar of Companies in Regensburg Civil Court (HRB 2344).

29 Corporate governance code

Shareholders can access the Executive and Supervisory Boards' declaration regarding the corporate governance code, as stated in § 161 AktG, on the KRONES AG website.

Segment reporting	Machines and plants for the production of beverages		Machines and plants for product bottling and finishing	
	2002	2001	2002	2001
	in TH€	in TH€	in TH€	in TH€
Sales	148,123	124,615	1,022,110	926,740
of which Germany	9,928	41,024	258,665	211,415
of which rest of Europe	59,618	64,284	334,446	316,352
of which other regions	78,577	19,307	428,999	398,973
Depreciation	2,291	2,166	31,043	29,205
Interest received	1,694	1,124	6,375	7,314
Interest paid	822	577	4,666	3,050
Tax on earnings	839	4,267	38,996	32,905
Profit for the year	2,017	4,401	53,341	44,175
Assets	103,204	114,822	695,827	647,712
of which Germany	81,771	85,937	513,578	491,750
of which rest of Europe	21,433	28,885	57,902	49,072
of which other regions	0	0	124,347	106,890
Debts	71,407	93,523	300,447	266,795
Investments	5,161	1,813	77,237	46,871
of which Germany	4,492	1,182	74,368	43,844
of which rest of Europe	669	631	1,020	1,166
of which other regions	0	0	1,849	1,861
Employees on 31st December	593	553	6,842	6,831
Return on sales	**1.4%**	**3.5%**	**5.3%**	**4.8%**

Machines and plants for packing and palletising		Consolidation		KRONES Group	
2002	2001	2002	2001	2002	2001
in TH€	in TH€			in TH€	in TH€
134,636	114,051			1,304,869	1,165,406
37,430	36,336			306,023	288,775
31,682	37,775			425,746	418,411
65,524	39,940			573,100	458,220
3,810	3,465			37,144	34,836
2	21	-1,522	-1,911	6,549	6,548
687	742	-1,522	-1,911	4,653	2,458
3,296	3,097			43,131	40,269
5,895	3,901	-4,940	-2,143	57,313	50,334
56,469	53,106	-49,592	-89,650	805,908	725,990
56,469	53,106	-48,470	-88,258	603,348	542,535
0	0	-69	-52	79,266	77,905
0	0	-1,053	-1,340	123,294	105,550
35,759	36,290	-49,592	-89,650	358,021	306,958
5,906	9,009			88,304	57,693
5,906	9,009			84,766	54,035
0	0			1,689	1,797
0	0			1,849	1,861
1,059	981			8,494	8,365
4.4%	**3.4%**			**4.4%**	**4.3%**



Proposal for the disposal of the balance-sheet profit

After the allocation of € 30,000,000.00 to other profit reserves, unappropriated retained earnings to the value of € 34,024,579.25 remain.

We recommend to the Annual General Meeting to be held on 25th June 2003 that it should elect to dispose of the sum as follows:

Dividends	€
€ 1,00 for 6.955.729 ordinary shares	6,955,729.00
€ 1,10 for 3.575.295 preference shares	3,932,824.50
Allocation to other profit reserves	22,500,000.00
Carried forward to the new account	636,025.75

Neutraubling, March 2003
KRONES AG

The Executive Board:


Volker Kronseder
(Chairman)


Hans-Jürgen Thaus
(Deputy Chairman)


Rainulf Diepold


Werner Frischholz
(Deputy Executive Board Member)


Christoph Klenk
(Deputy Executive Board Member)



Supervisory Board and Executive Board

Following compliance with the implementation requirements of the 1976 Co-Determination Law in 1987, the Supervisory Board was extended from six to twelve Members. Articles of Association stipulates that six members are appointed from among the shareholders in accordance with Shares Law (§§96, section 1, 101 AktG). Six members are also appointed among company employees in accordance with § 1, section. 1, § 7, section 1, sentence 1, no.1 of the Co-Determination Law.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* ECKES AG
LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG
KURZT HOLDING GMBH & CO. KG
URBANA AG
BRAMMER PLC.

Paul Jogsch**
Deputy Chairman
Chairman of Central Works Council

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Lawyer

Herbert Gerstner**
Works Council Member

Dr. Klaus Heimann**
Director of the Professional Training Department on the Board of IG Metall
* MAN AG

Dipl.-Ing. Dieter Jensen
(until 16.3.2002)
BAUMÜLLER GMBH

Prof. Dr. Ing. Erich Kohnhäuser
President of the College of Higher Eduction in Regensburg
(since 19.6.2002)

Norman Kronseder
Chief Executive of Saatzucht Steinach GmbH
* BAYERISCHE FUTTERSAATBAU GMBH

H.H. Prince Alfred Ernst of Löwenstein-Wertheim-Freudenberg
(until 19.6.2002)

Johannes Maschke
Chief Executive of affiliated company Kronseder mbH
(since 26.3.2002)

Walter Meyer**
1st Head of the Branch IG Metall Administration Centre Regensburg
* DELPHI DEUTSCHLAND GMBH

Anton Schindlbeck**
Head of Sales for Central European Region
(since 19.6.2002)

Josef Strobl **
Plant Manager
(until 19.6.2002)

Günter Walter **
Deputy Chairman of Central Works Council

Executive Board

Volker Kronseder
Chairman
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
* WILDEN AG
KRONES INC., USA

Rainulf Diepold

Werner Frischholz
Deputy Board Member
(since 1.1.2003)

Christoph Klenk
Deputy Board Member
(since 1.1.2003)

Alois Müller
(until 31.12.2002)

* Variant methods as specified in § 125, section 1, sentence 3 AktG
** Elected by staff

Furthermore, each of the Group companies is the responsibility of two members of the Executive Board, according to share ownership.

Auditor's report

We have inspected the year-end accounts and accounting records of KRONES AG, the Group year-end accounts prepared by KRONES AG, and its report on the company's and Group's situation for the trading year from 1st January to 31st December 2002. According to German commercial law, the preparation of these documents is the responsibility of the company's Executive Board. Our task is to issue, on the basis of the results of our inspection, an assessment of the year-end accounts and accounting records, the Group year-end accounts prepared by KRONES AG, and its report on the company's and the Group's situation.

We conducted our audit of the year-end and Group year-end accounts according to the rules for correctly auditing year-end accounts laid down by the Institute of German Auditors (IDW), as stipulated by §317 HGB. These rules state that the audit must be planned and executed so as to safely identify any errors and infringements which significantly impair the accuracy of the picture of the company's assets, finances and profits presented – in compliance with the principles of proper accounting practice – by the company and Group year-end accounts, and by the report on the situation of the company and the Group. When we define the audit procedure, we take into consideration the information we have about the company's business activities, its commercial and legal environment, and any expected sources of error. The audit incorporates an assessment of the effectiveness of internal accounting verification systems and inspects proofs for the entries in accounting records, the company and Group year-end accounts and the report on the situation of the company and the Group. This assessment is performed mainly by means of random sampling. The audit also assesses the accounting and consolidation principles used and the principle opinions of the legal representatives, as well as providing an appreciation of the overall picture presented in the company and Group year-end accounts and the report on the situation of the company and the Group. We consider our audit to provide a sufficiently sound foundation for our assessment.

Our audit did not reveal any grounds for objection.

In our opinion, the company and Group year-end accounts present a true and realistic picture of the assets, finances and profits of the company and Group in compliance with the principles of proper accounting practice. The report on the situation of the company and the Group provides an accurate overall representation of this situation, and appropriately depicts the risks affecting future progress.

Regensburg, 28th March 2003

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Graf von Lerchenfeld	Medick
Auditor	Auditor

Our comments are required prior to publishing or circulating the end-of-year accounts and/or the status report and/or the Group's conversion interpretation in a form that deviates from the confirmed version (including the translationinto different languages), provided our confirmation annotation is quoted or our examination is indicated; we especially point out § 328 HGB (German Commercial Code).

KRONES worldwide

Germany

KRONES AG
Böhmerwaldstraße 5
D-93068 Neutraubling
Phone: (0049)-[0]9401-70-0
Fax: (0049)-[0]9401-70-3239
Mail: info@krones.de

KRONES AG
Nittenau subsidiary
Heideweg 36
D-93149 Nittenau
Phone: (0049)-[0]9436-3070
Fax: (0049)-[0]9436-307395
Mail:hildebrand.heinz@krones.de

KRONES AG
Flensburg factory
Schäferweg 9
D-24921 Flensburg
Phone: (0049)-[0]461-5044-0
Fax: (0049)-[0]461-5044-1410
Mail: schimpf.mariette@fl.krones.de

KETTNER GmbH
Äußere Münchener Straße 104
D-83026 Rosenheim
Phone: (0049)-[0]8031-404-0
Fax: (0049)-[0]8031-404-297
Mail: contact@kettner-gmbh.de

ANTON STEINECKER MASCHINENFABRIK GmbH
Raiffeisenstraße 30
D-85356 Freising
Phone: (0049)-[0]8161-953-0
Fax: (0049)-[0]8161-953-150
Mail: info@steinecker.com

SYSKRON GmbH
Böhmerwaldstraße 5
D-93068 Neutraubling
Phone: (0049)-[0]9401-70-4880
Fax: (0049)-[0]9401-70-4870
Mail: info@syskron.com

Europe

Belgium
S.A. KRONES N.V.
Parc Scientifique Einstein
Rue du Bosquet, n° 17
B-1348 Louvain-La-Neuve – Sud
Phone: (0032)-[0]10-480 700
Fax: (0032)-[0]10-480 722
Mail: j.dewijn@krones.be

Bulgaria
KRONES Representative Office
Drujba 2
bul. Momina tscheschma Nr. 10
BG-1582 Sofia
Phone: (00359)-[0]2-793784
Fax: (00359)-[0]2-9712657
Mail: repr_krones@einet.bg

Denmark
KRONES NORDIC ApS
Søndre Ringvej 55
DK-2605 Brøndby
Phone: (0045)-48-36 90 00
Fax: (0045)-48-36 90 01
Mail: krones@krones.dk

SANDER HANSEN A/S
Søndre Ringvej 55
DK-2605 Brøndby
Phone: (0045)-43466100
Fax: (0045)-43466101
Mail: kim.dalum@sander-hansen.com

France
KRONES SARL
12, rue Lavoisier
F-94437 Chennevières-sur-Marne Cedex
Phone: (0033)-[0]1-45 76 72 32
Fax: (0033)-[0]1-45 76 30 46
Mail: hetzlen.muriel@krones.fr

United Kingdom
KRONES UK Ltd.
Westregen House
Great Bank Road
Wingates Industrial Park
Westhoughton
GB-Bolton BL5 3XB
Phone: (0044)-[0]1942-84 5000
Fax: (0044)-[0]1942-84 5091
Mail: sales@krones.co.uk

Italy
KRONES S.R.L.
Via L. Bacchini delle Palme, 2
I-37016 Garda (VR)
Phone: (0039)-045-620 82 22
Fax: (0039)-045-620 82 99
Mail: l.bettamin@krones.it

Netherlands
KRONES Nederland B.V.
Koninginneweg 1F
NL-2771 DN Boskoop
Phone: (0031)-[0]172-21 15 14
Fax: (0031)-[0]172-21 15 26
Mail: sales@krones.nl

Austria
KRONES Maschinenfabrik Ges.m.b.H.
Einsiedelei-Gasse 10
A-1130 Vienna
Phone: (0043)-[0]1-8 77 05 07
Fax: (0043)-[0]1-8 77 05 77
Mail: andrasova.renate@krones.de

Poland
KRONES Spólka z o.o.
ul. Wal Miedzeszynski 844
PL-03-942 Warsaw
Phone: (0048)-[0]22-616 03 82
Fax: (0048)-[0]22-616 03 31
Mail: biuro@biuro.krones.pl

Portugal
KRONES Portugal
Equipamentos Industriais, Lda.
Rua Guerra Junqueiro, n°6 E–F
Queluz de Baixo
P-2745 Barcarena
Phone: (00351)-[0]21-434 25 00
Fax: (00351)-[0]21-434 25 09
Mail: kronesportugal@mail.telepac.pt

Romania
KRONES Romania Prod. S.R.L.
Central Business Park
Corp B, etajul 1
Calea Serban Voda nr. 133, sector 4
70517 Bucuresti – Romania
Phone: (0040)-[0]1-335 0173
Fax: (0040)-[0]1-335 17 38
Mail: kronesro@pcnet.ro

Russia
KRONES O.O.O.
Krasnopresnenskaja nab., 12
Hotel Meshdunarodnaja-II
Office 1620
R-123610 Moscow
Phone: (007)-095-967 0509
Fax: (007)-095-967 0507
Mail: krones@wtt.ru

Switzerland
KRONES AG
Kapellenweg 5
CH-5632 Buttwil
Phone: (0041)-[0]56-6 75 50 40
Fax: (0041)-[0]56-6 64 47 60
Mail: ch-krones@swissonline.ch

Spain
KRONES Iberica, S.A.
Provenza 30
E-08029 Barcelona
Phone: (0034)-93-410 81 85
Fax: (0034)-93-410 70 98
Mail: info@krones.es

Czech Republic
KRONES S.R.O.
Nádrazní 86
CZ-150 54 Praha 5
Phone: (00420)-[0]2-57 31 56 63
Fax: (00420)-[0]2-57 31 56 62
Mail: krones@krones.cz

Turkey
KRONES Representative Office
Ali Riza Gurcan Cad.
Metropol Center A Blok
No. 32 Kat 13/51
TR-34010 Merter/Istanbul
Phone: (0090)-212-481 74 74
Fax: (0090)-212-481 74 76
Mail: krones@superonline.com

Ukraine
KRONES Representative Office
Schelkovitschaja Str., 7-A
Office 60
UA-01021 Kiev
Phone: (00380)-44-25 37 646
Fax: (00380)-44-25 37 958
Mail: krones@carrier.kiev.ua

Overseas

Argentina
KRONES Surlatina, S.A.
Riobamba 588, Piso 1°
(1025)-Buenos Aires
Phone: (0054)-11-4373-2884
Fax: (0054)-11-4372-9612
Mail: hcirigliano@krones.com.ar

Brazil
KRONES S.A.
Av. Presidente Juscelino, 1140
(Piraporinha)
09950-370 Diadema, São Paulo
Phone: (0055)-[0]11-4075-9500
Fax: (0055)-[0]11-4075-9800
Mail: vendas@krones.com.br

P.R. China
KRONES (Beijing)
Machinery Co., Ltd.
Room 1803, Jingtai Tower
24 Jian Guo Men Wai Street
Chao Yang District
Beijing, 100022
Phone: (0086)-[0]10-65156597/98
Fax: (0086)-[0]10-6515 6599
Mail: kroneskb@eastnet.com.cn

KRONES (Shanghai)
Representative Office
No. 03/13F, New Town Center
83 Loushanguan Road
Shanghai, 200336
Phone: (0086)-[0]21-62368380
Fax: (0086)-[0]21-62368141
Mail: kronessh@sh163.net

KRONES Asia Ltd. (Hongkong)
Unit 1311 New East Ocean Centre
9 Science Museum Road
Tsimshatsui East
Kowloon
Hongkong/SAR
Phone: (00852)-27 21 26 18
Fax: (00852)-27 23 25 98
Mail: annie@krones.com.hk

Indien
KRONES India Private Limited
Unit No. 204, Money Centre
Koramangala, Hosur Road
Bangalore 560 095
Phone: (0091)-80-571 5766
Fax: (0091)-80-571 57 68
Mail: harish@kronesindia.com

Japan
KRONES Japan Co., Ltd.
Gotanda First Bldg.
8–1, Nishi-Gotanda 2-Chome
Shinagawa-ku
Tokyo 141
Phone: (0081)-[0]3-34 91 21 41
Fax: (0081)-[0]3-34 91 92 13
Mail: k-nobukawa@krones.co.jp

Canada
KRONES Machinery Co. Ltd.
28 Regan Road
Brampton, Ont. L7A 1A7
Phone: (001)-905-8 40 50 00
Fax: (001)-905-8 40 29 00
Mail: lindah@krones.ca

Kasachstan
KRONES Representative Office
Aljfarabi 65
480090 Almaty
Phone: (007)-3272-582568
Fax: (007)-3272-582569
Mail: krones@nursat.kz

Columbia
KRONES Andina Ltda.
Av. Calle 81 No. 62–70
Bodega No. 30
Apartado Aéreo 330029
Santafé de Bogotá, D.C.
Phone: (0057)-1-310 87 68
Fax: (0057)-1-310 87 98
Mail: krones-andina
@krones.com. co

Mexiko
KRONES MEX. S.A. de C.V.
Av. Horacio No. 828
Col. Polanco
11550 Mexiko, D.F.
Deleg. Miguel Hidalgo
Phone: (0052)-55 19971700
Fax: (0052)-55 19971709
Mail: ejurgensen@krones.com.mx

South Africa
KRONES
Southern Africa (PTY) Ltd.
A.P.D. Industrial Park
Unit 35, Elsecar Road
Kya Sand, Randburg
Private Bag X42, Bryanston 2021
Phone: (0027)-[0]11-708 1733
Fax: (0027)-[0]11-708 2357
Mail: stephan@Krones.co.za

South Korea
KRONES Korea Ltd.
5Fl. & 6Fl. Cheong Hee Bldg.
422–4, Togok-Dong
Kangnam-Ku
Seoul, 135–270
Phone: (0082)-[0]2-3461 2910
Fax: (0082)-[0]2-3461 2916
Mail: yrhong@kroneskorea.co.kr

Thailand
KRONES (Thailand) Company Ltd.
947/161 Bangna Complex
Moo 12 Bangna Trad Km 3
Bangna Trad Road
Bangkok, 10260
Phone: (0066)-2-361 90 92/93
Fax: (0066)-2-361 90 91
Mail:
kuebrich@Kronesthailand.com
kaewjai@Kronesthailand.com

USA
KRONES INC.
9600 South 58th Street
P.O. Box 32 100
Franklin, Wis. 53132-6300
Phone: (001)-414-4 09 40 00
Fax: (001)-414-4 09 41 40
Mail: tlehmann@kronesusa.com

Venezuela
Maquinarias
KRONES de Venezuela, S.A.
Centro Empresarial
Torre Humboldt
Piso 3, Oficinas 08–09
Urb. Parque Humboldt
Prados del Este
P.O. Box 81.140
Caracas 1080
Phone: (0058)-212-9 75 08 15
Fax: (0058)-212-9 75 08 15
Mail: krones@cantv.net

Commercial glossary

Fixed assets	Asset items for serving business activities on a permanent basis.
Cash flow	Net income plus depreciation from intangible and tangible assets
Corporate Governance	The responsible company leadership and monitoring method which is aimed at long-term value creation.
DAX	The German share index. The assessment is based on the evaluated prices of 30 representative stocks among the highest quality German shares.
Dow-Jones Index	Share index of the 30 most important American stock exchange values.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBIT	Earnings before interest and taxes.
EBT	Earnings before taxes.
EGG	Profit from normal business activity.
Shareholders' equity	Funds made available to the company by the proprietors through contribution and/or investment or retained profits.
Return on investment	The ratio between net income and shareholders' equity.
EURO-STOXX 50	The index comprising the 50 most important companies from the EU states (the so-called blue chips). Evaluation is based on market capitalisation, stock exchange trading and branch membership.
Free Float	Part of the widely spread share capital.
Debt capital	Joint term for the provisions, accounts payable and deferred expenses listed under the liabilities.
Total capital yield	The ratio of profit before tax and interest for debt capital to the average total capital.
Capital flow statement	Development of liquid assets/flow of funds under consideration of the source of funds and their employment within the trading year.
KonTraG	Law for monitoring companies and achieving company transparency.
Latent taxes	Time-limited differences between the calculated taxes and the results listed on the trade balance and tax statements with the aim of listing the tax expenditure in relation to the result which complies with commercial law.

Market capitalisation	Market price of a company quoted on the stock exchange. It is calculated using the share price multiplied by the total number of shares.
MDAX	The Mid-cap DAX comprises the 50 largest companies in Germany based on market turnover and capitalisation. Thus, it includes the DAX 100 values which are not contained in the DAX 30.
NASDAQ	The National Association of Securities Dealers Automated Quotations is an electronic trading system operated by the NASD. Young, dynamic companies established in the growth industries are traded on the NASDAQ.
NEMAX 50	The New Market Index contains the 50 largest share values on the new market (has now been superseded by the TECDAX).
Net liquid assets	Liquid funds and securities of the current assets minus bank liabilities.
Nikkei	Japanese share index. The criterion is the degree of market capitalisation.
Prepaid expenses and accrued income	Payments in the term of the report whose results have an effect in a period after the balance-sheet date.
ROCE	The ratio between the EBIT and the average net capital tied up (balance-sheet total minus interest-free liabilities and other provisions.)
ROI	Ratio of profit before tax to the average total capital (return on investment).
Subsidiaries	All companies which are controlled either directly or indirectly by a parent company due to a majority share and/or a uniform leadership.
Current assets	Asset items are aimed at serving business activities on a short term basis.
Affiliated companies	Refer to subsidiaries
Xetra trading system	Electronic stock market trading system

Technical glossary

Container conveyor system	System for conveying containers such as bottles, jars or cans and which connects the individual machines of a bottling and packaging line.
Pack conveyor system	System for conveying packs such as cartons, plastic crates or film-wrapped packs.
Hotmelt gluing	Labelling with adhesives which are processed at 130 to 170 °C, providing permanent adhesion between the label and container.
Hot-filled bottles	Special PET bottles which can be filled at temperatures of up to 95 °C.
Hotmelt	Hotmelt adhesive (refer to hotmelt labelling)
Cold-glue labelling	Labelling with water-soluble adhesives which are processed at 20 to 35 °C
Empty bottle inspection machine	Machine which inspects empty bottles for damage and contamination.
Line documentation system	An LDS is used to save, analyse and visualise the data of the machines in a bottling and packaging line.
Air conveying system	This system conveys empty PET bottles inside a production line with the assistance of compressed air. They slide along a guide rail with their neck ring.
Pasteurising plant	Plant in which beverage or food items are made suitable for storage using a heating process.
Rinser	In the rinser, empty bottles are rinsed or blown out with water or air prior to filling in order to remove dust particles and foreign bodies.
Shrinking tunnel	In shrink-wrapped packaging, the film is shrunk onto the group of containers in the shrinking tunnel using heat treatment.
Stretch blow-moulding machine	PET bottles are manufactured from PET preforms in the stretch blow-moulding machine.
Tray	Low-edged carton into which the containers are packed.
Tray shrink packer	This machine places containers into a tray or packs them in a plastic film which is then shrunk using heat treatment.
Tunnel pasteuriser	Machine for pasteurising in which the containers are conveyed through a tunnel.
Wrap-around packer	In this machine, carton blanks are folded and sealed »around the group of containers«.



Group statistics at a glance

		1998	1999	2000	2001	2002
Sales						
Sales revenues	in mio. €	921	908	1.015	1.165	1,305
domestic	in mio. €	185	182	244	289	306
abroad	in mio. €	736	726	771	876	999
Percentage exports	in %	80.0	80.0	76.0	75.0	77.0
Profits						
Profit from ordinary business activities	in mio. €	53	66	68	93	102
Net income	in mio. €	26	25	38	50	57
Net income per share	in €	2.30	2.16	3.61	4.78	5.44
Assets and capital structure						
Fixed assets	in mio. €	152	163	182	206	250
Current assets	in mio. €	434	467	461	520	556
of which liquid assets	in mio. €	107	120	66	62	36
Shareholders' equity	in mio. €	328	340	338	381	409
Provisions	in mio. €	176	199	186	230	271
Liabilities	in mio. €	82	91	119	115	126
Balance-sheet total	in mio. €	586	630	643	726	806
Cash flow/investments						
Cash flow	in mio. €	90	53	70	85	94
Investments	in mio. €	21	37	62	58	88
Depreciation	in mio. €	58	26	32	35	38
Net financial position (liquid funds less financial liabilities)	in mio. €	106	121	63	60	35
Key indices/key profitability figures						
Equity ratio	in %	55.9	53.9	52.6	52.4	50.7
Return on sales after tax	in %	2.9	2.7	3.8	4.3	4.4
Return on investment after tax	in %	8.1	7.2	11.3	13.2	14.0
ROCE	in %	11.2	13.1	16.0	21.6	22.8
EBIT/margin	in %	4.4	5.3	6.0	7.4	7.6
Employees (on 31.12.)		7,822	7,616	7,989	8,365	8,494
domestic		6,334	6,278	6,585	6,991	7,322
abroad		1.488	1.338	1.404	1.374	1.172
Dividend distribution						
Dividend per ordinary share	in €	0.41	0.51	0.66	0.90	1.00*
Dividend per preference share	in €	0.51	0.61	0.77	1.00	1.10*

*acc. to proposed appropriation of profits







Financial diary

7th May 2003	Balance Sheet Press Conference DVFA Conference
May 2003	1st Quarter Report
25th June 2003	Annual General Meeting of Shareholders
August 2003	Interim Report
November 2003	3rd Quarter Report

Contact

KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstraße 5
93068 Neutraubling
Germany

Phone 09401-703258
Fax 09401-703496
E-mail investor-relations@krones.de
Internet www.krones.com

The Annual Report is also available in German.
A copy will be posted on request.
You will also find it on our website under the heading Investor Relations.

Impressum

Published by:	KRONES AG Böhmerwaldstraße 5 93068 Neutraubling
Design:	Büro Benseler
Text:	Peter Hellmund KRONES AG
Photography:	www.kiefer-fotografie.de KRONES AG
Printer:	Mediahaus Biering GmbH
Litho:	kaltnermedia GmbH
Print-run:	4,500 copies in German 1,500 copies in English

Key Data per Share

		2002	2001	2000
Number of shares	(mio.)	10.53	10.53	10.53
of which preference	(mio.)	3.57	3.57	3.57
of which ordinary	(mio.)	6.96	6.96	6.96
Sales per share	€	123.91	110.66	96.35
Net income per share	€	5.44	4.78	3.61
Cash flow per share	€	8.97	8.09	6.67
Equity capital per share	€	38.82	36.18	32.14
End-of-year price (preference share)	€	43.50	55.10	28.50
End-of-year price (ordinary share)	€	39.87	46.50	32.00
Dividend per preference share	€	1.10*	1.00	0.77
Dividend per ordinary share	€	1.00*	0.90	0.66

*acc. to proposed appropriation of profits

Orders received (in mio. €)


935
974
1,104
1,190
1,309
1998
1999
2000
2001
2002

Employees (as of 31.12.)


7,822
7,616
7,989
8,365
8,494
1998
1999
2000
2001
2002



KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstraße 5
93068 Neutraubling
Germany

Phone 09401-703258
Fax 09401-703496
E-mail investor-relations@krones.de
Internet www.krones.com



KRONES Aktiengesellschaft
Einladung zur Hauptversammlung
am 25. Juni 2003



KRONES

Einladung zur Hauptversammlung

KRONES Aktiengesellschaft Neutraubling
Wertpapier-Kenn-Nummer: 633 500, 633 503

Wir laden unsere Stamm- und Vorzugsaktionäre zur 23. ordentlichen Hauptversammlung ein, die am Mittwoch, dem 25. Juni 2003, 15.00 Uhr, in der Stadthalle Neutraubling, Regensburger Straße 9, stattfindet.

Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses und des Konzernabschlusses mit dem zusammengefassten Lagebericht der KRONES Aktiengesellschaft und des Konzerns für das Geschäftsjahr 2002 sowie des Berichts des Aufsichtsrats.**

2. **Beschlussfassung über die Verwendung des Bilanzgewinns der KRONES Aktiengesellschaft**

Aufsichtsrat und Vorstand schlagen vor, den nach Einstellung von 30.000.000,00 in die anderen Gewinnrücklagen gemäß § 58 Abs. 2 AktG verbleibenden Bilanzgewinn des Geschäftsjahres in Höhe von 34.024.579,25 wie folgt zu verwenden:

Dividende	
€ 1,00 je Stammstückaktie	€ 6.955.729,00
€ 1,10 je Vorzugsstückaktie	€ 3.932.824,50
Andere Gewinnrücklagen Zuführung	€ 22.500.000,00
Vortrag auf neue Rechnung	€ 636.025,75
Bilanzgewinn	**€ 34.024.579,25**

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2002 die Entlastung zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2002 die Entlastung zu erteilen.

5. Beschlussfassung über die Ermächtigung des Vorstands zum Erwerb eigener Aktien der Gesellschaft

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Die Gesellschaft wird gemäß § 71 Abs. 1 Nr. 8 AktG ermächtigt, bis zum 25. Dezember 2004 eigene Aktien der Gesellschaft für diese zu erwerben und zu verkaufen. Der Bestand der zu diesem Zweck erworbenen Aktien darf zusammen mit anderen Aktien der Gesellschaft, welche diese bereits erworben hat und noch besitzt, 10% des Grundkapitals der KRONES Aktiengesellschaft nicht übersteigen. Der niedrigste Gegenwert, zu dem jeweils eine eigene Aktie erworben werden darf, wird auf den Mittelwert der Einheitskurse für diese Aktie an der Frankfurter Wertpapierbörse während der letzten fünf Börsentage vor dem Beschluss des Vorstands über den jeweiligen Erwerb, abzüglich 10%, festgelegt, der höchste Gegenwert auf diesen Mittelwert zuzüglich 10%.

b) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eigene Aktien der KRONES Aktiengesellschaft einzuziehen, die aufgrund vorstehender Ermächtigung erworben werden, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf. Die Ermächtigung kann ganz oder in Teilen ausgeübt werden.

6. Beschlussfassung über die Zustimmung zum Verschmelzungsvertrag zwischen der KRONES Aktiengesellschaft, Neutraubling als übernehmender und der KETTNER GmbH, Rosenheim als übertragender Gesellschaft

Der Vorstand der KRONES Aktiengesellschaft, Neutraubling und die Geschäftsführung der KETTNER GmbH haben am 06. Mai 2003 einen notariell beurkundeten Verschmelzungsvertrag geschlossen.

Der Verschmelzungsvertrag hat folgenden Wortlaut:

I. Beteiligte Rechtsträger

An dieser Verschmelzung durch Aufnahme sind beteiligt die Firma KETTNER GmbH mit dem Sitz in Rosenheim als übertragender Rechtsträger und die Firma KRONES Aktiengesellschaft mit dem Sitz in Neutraubling als übernehmender Rechtsträger.

Alleiniger Gesellschafter der KETTNER GmbH, deren Stammkapital 10.225.850,00 beträgt, ist die Firma KRONES Aktiengesellschaft mit dem Sitz in Neutraubling. Das Stammkapital ist nach Erklärung der Beteiligten voll einbezahlt.

II. Vermögensübertragung

1. *Die Firma KETTNER GmbH überträgt ihr Vermögen als Ganzes mit allen Rechten und Pflichten im Wege der Aufnahme gemäß § 1 Abs. 1 Nr. 1 Umwandlungsgesetz (UmwG) 1995 in Verbindung mit § 2 Nr. 1 UmwG 1995 auf die Firma KRONES Aktiengesellschaft mit dem Sitz in Neutraubling (Verschmelzung durch Aufnahme).*

2. *Der Verschmelzung wird die mit dem uneingeschränkten Bestätigungsvermerk der Bayerischen Treuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, versehene Bilanz der KETTNER GmbH zum 31. Dezember 2002 als Schlussbilanz zugrundegelegt. Diese lag heute zur Beurkundung vor. Sämtliche Beteiligte erklären, dass Ihnen deren Inhalt bekannt ist.*

3. *Mit Ablauf des 31. Dezember 2002 gelten alle Handlungen und Geschäfte der KETTNER GmbH als für Rechnung der KRONES Aktiengesellschaft vorgenommen.*
   Die KRONES Aktiengesellschaft wird die in der Schlussbilanz der KETTNER GmbH angesetzten Werte der übergehenden Aktiva und Passiva in ihrer Rechnungslegung fortführen.

III. Sonstige Bestimmungen

1. *Da sich sämtliche GmbH-Geschäftsanteile der KETTNER GmbH in der Inhaberschaft der KRONES Aktiengesellschaft befinden, sind nach § 5 Abs. 2 UmwG 1995 die Gewährung von Anteilen oder Mitgliedschaften des übernehmenden Rechtsträgers an die Anteilsinhaber des übertragenden Rechtsträgers sowie Angaben über den Umtausch der Anteile nach § 5 Abs. 1 Nrn. 2 bis 5 UmwG nicht erforderlich.*

2. *Rechte im Sinne des nach § 5 Abs. 1 Nr. 7 UmwG 1995 werden nicht gewährt, derartige Maßnahmen nicht getroffen. Es sind auch keine Maßnahmen im Sinne des § 5 Abs. 1 Nr. 7 UmwG 1995 vorgesehen.*

3. *Vorteile im Sinne des § 5 Abs. 1 Nr. 8 UmwG 1995 werden nicht gewährt.*

4. *Die Verschmelzung hat keine Folgen im Sinne des § 5 Abs. 1 Nr. 9 UmwG 1995 für die Arbeitnehmer und ihre Vertretung. Maßnahmen sind insoweit nicht vorgesehen. Die KRONES Aktiengesellschaft übernimmt alle Mitarbeiter der KETTNER GmbH auf den Zeitpunkt deren Erlöschens nach Maßgabe der bestehenden Anstellungs- und Arbeitsverträge gemäß § 613 a BGB.*

5. *Die Verschmelzung wird nur wirksam, wenn sowohl die Gesellschafterversammlung der KETTNER GmbH als auch die Hauptversammlung der KRONES Aktiengesellschaft ihr zustimmen. Sofern nicht beide Zustimmungen bis zum 01.08.2003 erteilt sind, gilt der Vertrag als nicht zustande gekommen.*

Vorstand und Aufsichtsrat schlagen vor zu beschließen, dem Verschmelzungsvertrag zwischen der KRONES Aktiengesellschaft und der KETTNER GmbH zuzustimmen.

Der Verschmelzungsvertrag wurde vor der Hauptversammlung zum Handelsregister beider Gesellschaften eingereicht. In den Geschäftsräumen beider Gesellschaften liegen folgende Unterlagen zur Einsichtnahme aus:

- der Verschmelzungsvertrag
- die Jahresabschlüsse und die Lageberichte der KRONES Aktiengesellschaft und der KETTNER GmbH für die letzten drei Geschäftsjahre

Auf Verlangen wird jedem Aktionär unverzüglich und kostenlos eine Abschrift der vorgenannten Unterlagen übersandt.

Diese werden auch in der Hauptversammlung ausliegen.

7. Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2003

Der Aufsichtsrat schlägt vor, die Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, zum Abschlussprüfer für das Geschäftsjahr 2003 zu wählen.

Zur Teilnahme an der Hauptversammlung sind diejenigen Aktionäre berechtigt, die spätestens am 18. Juni 2003 bei der Gesellschaft, bei einem deutschen Notar, bei einer Wertpapiersammelbank oder bei einer der nachstehend genannten Banken ihre Aktien bis zur Beendigung der Hauptversammlung hinterlegen und die Ausstellung einer Eintrittskarte beantragen:

Commerzbank AG
Bayerische Hypo- und Vereinsbank AG

Im Falle der Hinterlegung bei einem deutschen Notar oder bei einer Wertpapiersammelbank ist die von diesen auszustellende Bescheinigung spätestens am 21. Juni 2003 bei der Gesellschaft einzureichen.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Zur Ausübung des Stimmrechts sind nur die Inhaber von Stammstückaktien berechtigt.

Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen mit schriftlicher Vollmacht versehenen Bevollmächtigten, beispielsweise ein Kreditinstitut oder eine Aktionärsvereinigung ausüben lassen.

Neutraubling, im Mai 2003

Der Vorstand



KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstraße 5
93068 Neutraubling

Telefon 0 94 01-70 32 58
Telefax 0 94 01-70 34 96
E-Mail investor-relations@krones.com
Internet www.krones.com



B8
◀ München
Passau ▶
A3
Breslauer Str.
Regensburger Straße
Stadthalle Neutraubling
Walhallastraße
Osttangente

Report for the first quarter of 2003


KRONES

A selection of KRONES Group company data
for the 1st quarter of 2003

	2003 1st quarter Mio. €	2002 1st quarter Mio. €	Difference %
Sales	367.0	344.8	6.4 %
Profit after tax	15.9	16.9	–5.9 %
Earnings per share (in €)	1.51	1.60	–5.6 %
EBIT	28.3	29.2	–3.1 %
Cash flow	25.6	26.4	–3.0 %
Orders received	376.0	346.5	8.5 %
Orders on hand	622.9	631.7	–1.4 %
Investments	12.6	13,.2	–4.5 %
Employees (31.03.)			
Domestic	7,256	7,079	2.5 %
Worldwide	8,701*	8,428	3.2 %

* Including 302 employees from the initial consolidation with KOSME.

KRONES Group profit-and-loss account
for the 1st quarter of 2003

	2003 1st quarter Mio. €	2002 1st quarter Mio. €	Difference %
Sales revenues	367.0	344.8	6.4 %
Stock movement	+4,3	–4.5	
Overall performance	371.3	340.3	9.1 %
Sales input	–164.1	–142.8	14.9 %
Gross profit	207.2	197.5	4.9 %
Personnel expenses	–118.4	–112.4	5.3 %
Balance of other revenues/expend.	–50.8	–46.4	9.5 %
Asset write-off	–9.7	–9.5	2.1 %
Financial result	+0.2	+0.9	–77.8 %
Profit from norm. business activities	28.5	30.1	–5.3 %
Taxes on earnings*	–12.6	–13.2	–4.5 %
Profit after tax	15.9	16.9	–5.9 %

*1.8 million € in taxes from the previous year (discontinuation of dividend distribution relief).



**Dear shareholders,
ladies and gentlemen,**

Global economic weaknesses, stagnating markets, a fragile geopolitical situation, all of this combined with our own unsuccessful domestic economic politics presented us with new challenges. KRONES will have to exert itself even more in 2003 than in the previous year if it is to affirm its exposed position.

We have firmly adapted ourselves to this situation. KRONES remains on the path of growth in 2003. The results achieved in the first quarter show that we can also reach our targets in the current year – targets which are ambitious considering the generally difficult situation.

Yours,

Volker Kronseder
Executive Chairman

Hans-Jürgen Thaus
Deputy Executive Chairman

High level of orders received

Despite a general reluctance to invest and other hurdles (such as Basel II, the imposition of deposits on beverage cans) and despite a fragile general economic situation, we have succeeded in increasing our level of total orders received by +9 % to 376 million €.

The continuing keen demand for KRONES products in the first quarter indicates to us that our customers obviously regard our service offer as the »right« one.

Orders received 1st quarter in mio. €

Year	Orders received
2001	337.4
2002	346.5
2003	376.0

Orders on hand remain relatively constant

On 31.03.2003, the Group's orders on hand amounted to 623 mio. € which corresponds to a full working capacity for the duration of 5.5 months. This value shows that our procedures, improved processes and methodology make it possible for us, as a systems engineer, to handle relatively short lead times. We were able to keep the number of orders on hand relatively constant compared to the previous years.



Another increase in Group sales

When compared to the previous year, Group sales showed a renewed increase of + 6 % reaching 367 mio. €, and this despite a generally difficult environment.

This figure includes the KOSME group for the first time with approximately 13 mio. €; as a comparison, sales growth amounts to around 3 % without KOSME. Our plans indicate that we can expect Group sales to amount to around 1.4 bn. € for 2003.

In view of the sales already achieved and the slightly exponential number of orders received in the first quarter, we are well on our way to achieving our planned figures.

Group sales 1st quarter in mio. €

Year	Group sales (mio. €)
2001	295.7
2002	344.8
2003	367.0



Profit development progressing as planned

Our profits after tax have fallen in the first quarter from 16.9 to 15.9 mio. € compared to last year. However, this profit figure takes into account that, due to the »tax relief dismantling law« which was enforced on 11.04.2003 (i.e., after the end of the 2002 inspections), corporate income tax charges for 2002 have to be taken into consideration. Corporate income tax assets reduce profit dividends by one sixth and, in our case, this corresponds to around 1.8 mio. € which should be added to the previous year.

Profit after tax 1st quarter in mio. €

Year	Profit after tax (mio. €)
2001	12.8
2002	16.9
2003	15.9

One should also consider that, with a plus of 32 %, profits were extraordinarily high when compared to the first quarter of 2002.

With the profits achieved in the first quarter of this year, we are once again completely in line with our calculations which predict a renewed improvement in our profit for the year (2002: 57.3 mio. €).

Due to the introduction of our restrictive personnel policy and consistent cost budgeting (especially with regard to company expenses), we expect significant cost reductions in the second half of 2003 and these should result in corresponding contributions to results.

KRONES share value shows potential for increase

Despite purchase recommendations from various analysts, the KRONES share dropped slightly in value when compared with the previous year. The standard share reached a peak of 44.50 € at the end of March (previous year: 50.00 €) while the preference share was quoted at its highest value in January at 49.00 € (previous year 58.50 €). The roadshows and investor discussions held by us reinforced our supposition that we will be able to forecast a significant increase in our share values in the current year of trading.

Progression of ordinary share 1st quarter in mio. €


45.50 €
44.50 €
37.50 €
110 %
105 %
100 %
95 %
90 %
85 %
January
February
March
April
MDAX
KRONES ordinary share

Progression of preference share 1st quarter in mio. €


49.00 €
49.30 €
38.70 €
105 %
100 %
95 %
90 %
85 %
80 %
January
February
March
April
MDAX
KRONES preference share

Investments exceed depreciation

In 2003, KRONES will continue with its investment strategy for expanding capacities, improving processes, site optimisation and modernising all areas of the company. With 2002 having been a record year for investment (in 2002, 88.3 mio. € was invested in the Group – and in the same period depreciation amounted to 38.0 mio.), investments planned for 2003 will be significantly lower, but will still exceed the level of depreciation.

Investments 1st quarter in mio. €

Year	mio. €
2001	17.5
2002	13.2
2003	12.6



Employees – restrictive personnel policy

The restrictive personnel policy which has become necessary due to the challenges anticipated over next few years and due to the introduction of measures for improving processes and increasing productivity leads us to expect that the number of employees in the current Group worldwide will fall by approximately 300 by the end of 2003 when compared to the level at the end of 2002.

However, due to the integration of KOSME, the number of employees in the Group will firstly rise again to reach the 2002 year-end level.

Despite the change in the number of employees required under the framework of our cost reduction programme, we will endeavour to be active and show our presence in the work market in order to meet our demand for junior staff from the fields of engineering and industrial engineering , business management, computer science, microbiology and physics.

Employees worldwide (31.3.)

Year	Employees
2001	8,079
2002	8,428
2003	8,701*

* Including 302 employees from the initial consolidation with KOSME.



Outlook

We anticipate a growth in Group sales within the target range of between 5 and 10 % which was established as part of our impetus programme. With the inclusion of the KOSME group for the first time, Group sales should grow to around 1.4 billion €. In all probability, the group net income after tax should exceed the good level achieved last year.

KRONES is opening up a wide range of additional areas of growth. In addition to our »non-beverage« division, we would like to draw special attention to our service segment. With clear concepts and pioneering technologies, we have ensured that KRONES will retain and extend its market position and its competitive status this year and in subsequent years.

KRONES will continue along its path of growth in 2003.

KRONES AG
Investor Relations
Böhmerwaldstraße 5
93068 Neutraubling
Germany

Phone 0 94 01/70 32 58
Fax 0 94 01/70 34 96
E-mail investor-relations@krones.com
Internet www.krones.com

